PE
12-31-02

AdStar
INCORPORATED

2001 Annual Report

To Our Shareholders

In 2001, AdStar continued to forge ahead as the leading provider of Web-based classified ad transaction services. We continued to distance ourselves from potential competition through large, exclusive partnerships, through key customer acquisitions and through the continued expansion of our ad transaction technology.

With the demise of the Internet frenzy, we reexamined our business strategy and identified potential commercial applications that could be developed from our existing technology. This led to the introduction of our new e-business application suite, which focused our efforts on an application service provider model that has been extremely well received by the publishing industry. We continued to gain acceptance as more publications adopted our technology in 2001, including 14 of the country's leading newspapers. These newspapers implemented our services to turn their web sites into revenue generators. And generate revenue they did, in many cases selling millions of dollars in classified ads.

The Internet is an extremely efficient and flexible communications channel that helps us to provide new and powerful services to our customers, both publishers and advertisers.

The ASP model allows us to focus our efforts on providing customers with high-margin products and services, including hosting private-label web sites, managing companies' entire e-commerce functions, supplying customer service solutions and ongoing technical support. These services, combined with the per-ad transaction fees we receive from our customers, have caused dramatic improvements in our operational performance and financial results.

In addition to our new business model, we have also improved our position financially with a recent investment from Tribune Company. Earlier in 2002, we jointly announced a strategic alliance with Tribune, in which AdStar was selected to provide Web-based recruitment ad sales technology to all of Tribune Company's major market newspapers, including Chicago Tribune, Los Angeles Times and Newsday. These ads will appear in printed versions of CareerBuilder-branded help wanted sections, as well as on the CareerBuilder Web site, www.careerbuilder.com. The strategic alliance also included a $1.8 million investment in AdStar, which demonstrates Tribune Company's true commitment to our company and technology.

Our new ASP model has proved extremely successful as demonstrated by a 51% increase in 2001 revenues to more than $2.0 million and a 217% increase in gross profits to $1.27 million. In addition to repositioning our software products and services to achieve greater revenues, we reduced our operating costs by $1.9 million; a 60% reduction over prior year while simultaneously expanding our services and client base.

As we move forward into 2002 and beyond, we will continue to build on the strategies we developed in 2001, while focusing our efforts on four key objectives:

1. Aggressive pursuit of sales opportunities at large and middle-tier publications;
2. Aggressive marketing of our ad-transaction technology to media companies and online national brands;
3. Pursuit of licensing, partnerships and reseller relationships with national and state newspaper associations, classified systems providers, and online service aggregators focusing on the publishing industry; and
4. Joint ventures with companies offering complementary technologies, such as digital photo technology, which help to generate additional transaction-based revenues.

I believe we are in an enviable position today, and I wish to express my gratitude for the patience and support of our many shareholders, investors, partners and employees. We look forward to the next several months, as we continue to build shareholder value by executing on our aggressive strategies and accomplishing our goals.

Sincerely,

Leslie Bernhard

Leslie Bernhard
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB/A

AMENDMENT NO. 1

(Mark One)

|X| Annual Report Pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2001

|_| Transition Report Pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934

For the transition period from ______________ to ______________

Commission File Number 001-15363

ADSTAR, INC.
(Name of Small Business Issuer in its Charter)

Delaware	22-3666899
(State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

4553 Glencoe Avenue, Suite 325, Marina del Rey, California 90292
(Address of Principal Executive Office) (Zip Code)

Registrant's telephone number (310) 577-8255

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.0001 per share	Boston Stock Exchange
Warrants	

Securities Registered under Section 12(g) of the Exchange Act:

Common Stock, par value $.0001 per share
Title of Class

Warrants
Title of Class

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

Indicate by check mark if there is no disclosure of delinquent filers pursuant to Item 405 of Regulation S-B in this form and no disclosure will be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB/A or any amendment to this Form 10-KSB/A. |X|

For the year ended December 31, 2001, the revenues of the registrant were $2,081,000.

The aggregate market value of the voting Common Stock of the registrant held by non-affiliates of the registrant, based on the closing price on the Nasdaq Market on March 20, 2002 of $1.20 was approximately $8,472,000.

As of March 20, 2001, the registrant has a total of 8,248,327 shares of Common Stock outstanding, including 82,078 shares issuable pursuant to the vendor compensation program.

DOCUMENTS INCORPORATED BY REFERENCE

NONE

INTRODUCTORY NOTE

This Amendment No. 1 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2001, as filed by the Registrant on April 16, 2002, is being filed to restate and correct the Summary Compensation Table included under Item 10.- Executive Compensation.

ADSTAR, INC.

Form 10-KSB/A Annual Report

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements made in this Annual Report on Form 10-KSB/A are "forward-looking statements" within the meaning of Section 21E of the Securities and Exchange Act of 1934 regarding the plans and objectives of management for future operations and market trends and expectations. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based, in part, on assumptions involving the continued expansion of our business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, particularly in view of our early stage operations, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. The terms "we", "our", "us", or any derivative thereof, as used herein shall mean AdStar, Inc., a Delaware corporation.

PART I

Item 1. BUSINESS

General

AdStar, Inc., a Delaware corporation ("AdStar") provides technology services within the classified advertising industry. Our proprietary software is an integrated suite of applications that electronically connects publishers with the source of their advertising revenue. Our desktop software applications unite both professional advertising agencies and major corporations with the sophisticated publishing software systems installed at major metropolitan newspapers. This gives newspapers the ability to electronically receive classified advertising insertions and seamlessly include the ad in their print and on-line editions automatically. Additionally, we offer a publisher-specific ad-taking Web site service, which is an application service provider ("ASP") product whereby we contract with publishers to design, implement, host, and manage the on-line ad-taking capabilities of their Web sites. We provide all the technical and application expertise, customer support, and security measures that the publisher needs to install our application modules and begin to generate revenue in a short time frame. Our software solutions afford newspapers the ability to increase revenue and are the application of choice for advertisers, because it affords them the ability to effortlessly and quickly compose and format classified ads, price them, schedule them, and electronically send them into the publishing system at multiple newspapers.

Corporate History

AdStar was originally incorporated in New York as AdStar-Services, Inc. a privately held corporation. In 1999, we incorporated AdStar.com, Inc. in Delaware and merged AdStar-Services, Inc. into this entity. We completed an initial public offering of AdStar.com, Inc. common stock in December 1999, receiving net proceeds of approximately $5.4 million. This was followed in September 2000, with a secondary offering of common stock, receiving net proceeds of approximately $2.8 million. In July 2001, we formally changed our name to AdStar, Inc. to more accurately reflect our current business and our plans for future growth. We believe that AdStar, Inc. more closely aligns with the product innovations that we began introducing this year.

The AdStar Software Solution

The new AdStar e-business application suite is an enterprise class, integrated software solution that allows print and on-line publications to electronically receive completed classified advertising copy using the Internet as the communication channel. This new application suite was developed in conjunction with our existing customers, and in response to their need for a software solution supporting both business-to-business (*B-to-B*) operations and business-to-customer (*B-to-C*) operations. These software solutions enable our customers to expand the relationships with their customers using a single integrated platform, while increasing sales volumes at reduced costs. Our ASP product provides our customers an opportunity to generate incremental revenue from their on-line business while increasing the number of visitors to their Web site. Our software allows newspapers to turn their on-line presence into an e-commerce-enabled, revenue generating Web site.

Our new e-business application suite includes two main products that can be purchased separately or as a fully integrated software solution:

- **Professional software** – This technology is designed for use by the professional marketplace. Specifically, the applications accept transmissions from classified advertising agencies and large corporations using advanced Web-based technology. The software includes sophisticated pricing algorithms to provide for maximum flexibility and intricate design resources to provide unlimited creative capabilities. The recently released Web version of this software has been favorably received. This software solution utilized the Internet as the communication method, which significantly improves the intuitive nature of the application and allows the advertiser to increase the speed of each transmission by utilizing existing high-speed Internet connections. Should a high-speed Internet connection not be available, a desktop version of this software using modem communication is available for installation at the agency or corporation.

- **ASP Web site technology** – This technology is a publisher-specific ad-taking Web site service designed to enhance a publication's Web site by allowing the general public to execute transactions to purchase classified advertising. Specifically, it is an integrated application suite that offers visitors to a newspaper's Web page the opportunity to buy classified ads, for both the print and/or on-line editions of the newspaper, in real-time, on a 24/7 basis. This product allows a publication to completely outsource the classified ad-taking power of their Web site whereby the publication receives incremental revenue at a very low incremental cost. We handle all functions associated with this revenue source. We furnish and host the application suite, run the technology, monitor the transactions throughout the session, handle the payment authorization and settlement process, electronically deliver the ad text to the newspaper, and provide customer service support to the newspaper's customers. We provide all the technical and application expertise, customer support, and security measures that the publication needs to get an application up and running in a short time. Typically, we are able to process many more ads and do so much more quickly and affordably than the publisher could do internally. In addition, this software solution provides tools to evaluate performance, provide additional customer care, and increase future revenue opportunities. We provide the means to deliver highly personalized email communications to existing customers for the purpose of creating additional revenues and creating a profitable, long-term relationship.

Both software products allow transactions to be executed in a secure infrastructure. Our application suite is designed to be quickly integrated into our customer's existing publishing software and readily expands as our customer's needs and business grows. Our products use a single platform to connect and integrate transmissions between multiple browsers and multiple technology standards. In continually ensuring that our AdStar software solution works with all available technology standards, we solve the problems created for our customers because advertisers create and deliver content using ever changing technology with multiple standards, multiple browsers and evolving network infrastructures. By bridging disparate technologies in a way that seamlessly allows for communication and transmission of advertising copy, we alleviate this obstacle for our customers, freeing them to focus on their business.

Both lines of business require fees to customize the AdStar software solution to the technical specifications for each publication. In addition, we charge ongoing monthly fees to manage the ad-taking process, provide technical support, supply a customer service phone room, and manage the entire e-commerce function. The monthly fees include a small hosting fee plus a fee based on transaction volumes and structured in such a way that we are, in essence partnering with our customers. Therefore, when our customer's revenue increases, our revenue will also increase. With this structure, we are able to offer superior service in a manner that is cost effective for publishers of all sizes.

In addition to the AdStar software solution, we have also developed a one-stop marketplace on the Web for the general public to buy classified ads. Through this Web-based national portal, *Advertise123.com*, the general public can, on a 24/7 basis, compose professional looking classified ads using one of several pre-programmed templates, schedule the ad to run in one or several of over 200 newspapers and 50 state newspaper associations, and purchase the ad using a credit card. We receive a small fee for this service. The number of ads processed through this site continues to increase, although we do not believe that it will reach a critical mass in the foreseeable future.

Background

We began developing the professional software application in 1986, and today have grown to become the preeminent software solution providing large newspapers with the ability to electronically receive classified advertising from advertising agencies and large corporations. Our professional software application has seen numerous technological enhancements over the years, and is still in place at the majority of installations. This technology enables newspapers to reduce the amount of manual effort required to publish an ad and eliminates newspaper typographical errors. Our software allows newspapers to process more ads accurately while under tight time constraints at deadline and thus realize greater revenue. Our remote entry version of this software is currently in use at more than 40 large metropolitan newspapers linked to more than 1,500 advertising agencies and numerous large corporations. Our customers include such highly respected publications as The New York Times, The Los Angeles Times, The Chicago Tribune, The Atlanta Journal & Constitution, and The Miami Herald.

During 1999 and 2000, we designed, engineered, and marketed Advertise123.com, a one-stop marketplace on the Web for advertisers to buy classified ads. By accessing our Web site, we enable advertisers to plan, schedule, compose, and purchase classified advertising from a large number of print and on-line publishers using one simple interface. Our service permits both advertising agencies and consumers, including the general public, to create and submit to one or many publications any number of classified ads, 24 hours a day, seven days a week, using any standard Web browser.

This Web-based service, Advertise123.com, is an outgrowth of our historical business as the largest provider of remote entry for classified ads into newspapers in the United States. Since 1986, we have offered advertising agencies the ability to process classified ads electronically with a number of the largest newspapers in the United States. Our historical business enables professional advertisers to electronically input, format and price ads. It is based on a software system that we developed which is currently installed on computers used by 43 newspapers and more than 1,500 advertising agency and advertiser locations. Using this system, we have become the largest provider of remote entry for classified ads into newspapers in the United States. We estimate that in 2000, more than $300 million in classified ads were placed in newspapers using our remote entry system and in 2001 that number has grown to $400 million. We believe we have enjoyed our leadership in the remote entry ad placement business because of the extremely difficult process of properly formatting, pricing and scheduling an ad and finding a way to send this ad to a classified system without seriously impeding the processing demands of both the automated systems and human processes involved.

We received our first transaction fees from Internet business in June 1999 with one on-line publication available on the *Advertise123.com* site. At the end of 1999, we had five print and one on-line publications available on the site. By the end of 2000, we had over 280 print publications and newspaper networks and 30 on-line publications available. In October 2000, we achieved our target coverage in the top 100 designated market areas ("DMAs") in the U.S. In addition, in 1999 and 2000, we powered approximately $550,000 and $4,383,000, respectively, of classified advertising through our classified advertising marketplace, Advertise123.com, and private-label ad-taking sites built and powered by us.

Although the volume and dollar value of ads placed through our Advertise123.com portal continued to grow, the margins on this business were not sufficient to sustain a business. Therefore, at the beginning of this year, we evaluated the results of our prior business model and made the adjustments necessary to generate increased revenue in 2001 and significantly improve our margins. During 2001, we introduced our new AdStar e-business application suite. Those customers who have installed our new software are enthusiastic about the results they've experienced, and we are continuing to market this product to the newspaper industry.

AdStar Business Strategy

The past year has been a rebuilding year for us. At the beginning of 2001, we critically evaluated our existing business strategy, the products we offered our customers, the state of the industry in which we operate and our role within that industry. What we discovered was that our strength lies in our knowledge of the numerous technologies and communication channels utilized by our customers, and our ability to unite diverse advertisers with equally diverse advertising media. To capitalize on this strength, we developed our ASP product and added a Web-based platform to our professional product.

Our goal is to leverage the classified ad-taking knowledge we've gained over the past 16 years and the complex technology we've developed during that same time to continue to be the preeminent supplier of technology that connects publishers with the source of their advertising revenue. Advances in Internet technology, digital technology, and the public's demand for more interactive Web sites puts us in a unique position to capitalize on the foundation that we have already built.

To execute the principal strategy developed in 2001, we will continue to aggressively pursue the following:

- Focus our sales efforts at large and middle tier publications who we believe have more than five full-time ad-takers and the ability to process 200 or more ads on-line each month;

- Aggressively market our ad-taking platform to media companies and vertically integrated on-line businesses, consistently showing evidence of its cost effectiveness;

- Pursue licensing, partnership and reseller relationships with national and state newspaper associations;

- Pursue licensing, partnership and reseller relationships with classified system vendors;

- Pursue licensing, partnership and reseller relationships with on-line service aggregators focusing on the publishing industry; and

- Enter into arrangements with companies offering complementary technologies, such as digital photo technology where we receive additional fees when advertisers access these services through our transaction engine.

Our strategies involve certain risk. We may be unable to implement our strategies, and our strategies, even if implemented, may not lead to successful achievement of our objectives. If we are unable to implement our strategies effectively, our business may be harmed.

Customers and Marketplace

According to the Newspaper Association of America, classified advertising reached $19.6 billion in 2000, a 5% increase over 1999. Despite this level of activity, the vast majority of classified ads published continue to be submitted to the publisher by telephone, fax, email, mail, or messenger. The publisher must provide personnel to receive the ad, enter the ad into its computer system, provide price information, and collect payment from the advertiser through direct billing or, for certain classes of advertisers, by credit card charge. This ad placement process must be repeated by the advertiser for each ad purchased and, when ads are placed in multiple publications, for each publication. In addition to the considerable processing cost to both the advertiser and the publisher, publishers sometimes are required to refund or give credits for all or a portion of their fee as a result of errors in input.

Our Web technologies eliminate much of these inefficiencies by allowing advertisers to electronically:

- Select publications for ad placement, including both print and on-line media;
- Compose and format ads using formats supported by each publication;
- Preview the ad as it will appear in each publication; and
- Specify editions and scheduled publication dates.

On-line ad-taking technologies are taking on an increasing degree of complexity. First, publications are moving toward cross media classified ad publication (the ability to simultaneously place an ad in multiple media vehicles such as in a print and on-line publication). Second, classified system integration remains difficult because more than 10 major technology vendors exist, each supplying highly customized publishing software systems to the print publication industry. Each of these systems handles ads differently and each publication will require the technology vendor to customize their product extensively to meet the needs of the publication.

We have managed these and other complexities successfully for more than 16 years. Our software solutions have been designed to work with all major vendors' publishing software. We have transferred this integration experience to our Web portal Advertise123.com, where we take standard and contract advertisers' ads and send them directly into classified systems. AdStar has entered into agreements and is in the process of implementing digital image capability through an alliance with Internet Pictures Corporation (nasdaq: IPIX®), using their Rimfire® photo solution.

Competition

Due to the complexities of the classified ad-taking process, we have not experienced extensive competition to date. However, over the past year Web-based ad-taking has become more accepted in the industry and as a result, other software vendors, including publishing system vendors have begun to develop technologies that may compete directly with our products. Many of these potential new competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than us. We cannot guarantee that we will be able to compete successfully against current or future competitors or that competitive pressures will not have a material and adverse effect on our financial position, results of operations and cash flows. We also expect that large media companies may decide to design, create, and program software internally that will allow them to manage the Web-based classified ad-taking process internally.

Our ability to compete will also depend upon our ability to continually improve our products and services, the enhancements we develop, the quality of our customer service, and the ease of use, performance, price and reliability of our products and services.

Intellectual Property

We regard our intellectual property as critical to our success, and we rely upon trademark, and trade secret laws in the United States to protect our proprietary rights. We have established trademark rights in various forms of the mark ADSTAR and ADVERTISE123.COM, based on our use of these marks and our ownership of incontestable United States trademark registrations.

We seek to protect our proprietary rights through the use of confidentiality agreements with employees, consultants, advisors and others. We cannot guarantee that these agreements will provide adequate protection for our proprietary rights in the event of any unauthorized use or disclosure, that our employees, consultants, advisors or others will maintain the confidentiality of proprietary information, or that proprietary information will not otherwise become known, or be independently developed, by competitors.

In the past, we have licensed elements of our trademarks, trade dress and similar proprietary rights to third parties, and we expect to do so in the future. While we attempt to ensure that the quality of our name and brand are maintained by our business partners, we cannot guarantee that these partners will not take actions that could materially and adversely affect the value of our proprietary rights or the reputation of our software solutions and technologies.

Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related industries are uncertain and still evolving, and we cannot make any guarantees as to the future viability or value of any of our proprietary rights or those of other companies within the industry. We cannot guarantee that the steps taken by us to protect our proprietary rights will be adequate or that third parties will not infringe or misappropriate our proprietary rights. Any infringement or misappropriation, should it occur, could have a materially adverse effect on our business, our results of operations, and our financial condition. Furthermore, we cannot guarantee that our business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us.

Employees

As of March 15, 2002, we had 19 full-time employees, including 3 in executive management, 6 in technical services, 7 in Web operations and customer support, and 3 in finance and administration. We are not subject to any collective bargaining agreements and we believe that our relations with our employees are good. We are currently staffed at an appropriate level to implement and carry out our business plan for the next 12 months.

CERTAIN RISK FACTORS THAT MAY AFFECT GROWTH AND PROFITABILITY

The following factors may affect the growth and profitability of AdStar and should be considered by any prospective purchaser of AdStar's securities:

Our Ability To Sustain Our Operations And Ultimately Attain Profitability Could Be Adversely Affected If We Are Not Able To Generate New Significant ASP Revenues.

It is uncertain as to whether we can transform our business to one generating new significant revenues from our ASP services. The uncertainty includes risks as to whether we will be able to:

- attract a sufficient number of publishers for our new publisher specific ASP ad-taking services to permit profitable operations;
- develop profitable pricing models for our volume related fees;
- respond effectively to competitive pressures; and
- attract, retain and motivate qualified personnel.

Our failure to address these risks successfully could adversely affect our ability to sustain our operations and ultimately attain profitability.

Our Unproven On-Line Business Model May Not Generate Expected Revenues.

Because we have limited Internet experience, we cannot accurately forecast the source, magnitude or timing of our future revenues. Current expectations are that we will generate revenue from:

- hosting and transaction fees for ads processed through our ASP product,
- installation fees from publishers installing our new publisher specific ad-taking Web site services;
- fees from publishers to process classified advertising utilize our professional software product.

Our expectations with respect to future revenues are principally based on our ability to attract advertisers and publications. In particular, our assumption that we will not encounter any significant resistance by publishers to accepting Web-based ads may be wrong. Publishers might view transactions in which we charge a transaction fee as reducing the amounts they would receive if they obtained the ads directly. Conversely, advertisers may be reluctant to pay a mark-up to published classified advertising rates. If because of these factors, the revenues are not generated in the amounts and within the time periods necessary to sustain our operations, the prospects for our ASP, on-line business will be seriously compromised.

We Have A History Of Losses And Until We Are Able To Significantly Increase ASP Revenues We Expect Continued Losses.

For the years ended December 31, 1998, 1999, 2000 and 2001 we incurred net losses of approximately $69,000, $2,865,000, $4,629,000, and $1,884,000, respectively. Our 1998 and 1999 losses were principally attributable to expenses incurred in starting our on-line business and expenses incurred in an abandoned Fall 1999 securities offering. Our 2000 loss was principally attributable to expenses incurred in expanding our on-line business, and our 2001 loss was principally attributable to our shift in focus from an on-line business to an ASP business. We expect to continue to incur losses until we are able to increase our revenues significantly from fees based on the number of ad purchases transacted through our ASP product. Our operating expenses are expected to continue to increase in connection with our proposed expanded activities. Our future profitability will depend on our ability to increase our transaction and service revenues while controlling our costs. We may not be able to achieve profitability.

The Growth Of Our Historical AdStar Business Is Limited And May Not Be Able To Sustain Our Operations On Its Own.

Our historical *AdStar* remote ad entry business is limited both in current size and growth potential due principally to the installation, training and on-going support costs at advertiser sites and the requirement that advertisers separately dial-up each publication in which they intend to buy an ad. Our ability to achieve sufficient revenues to justify the expectations of our investors is dependent on the success of our professional software product which we believe eliminates these barriers. Our belief that we can successfully expand our business by migrating to an Internet delivery system and providing publisher specific site design, customization, implementation and management services may not be correct.

We May Be Unable To Obtain The Additional Capital Required To Grow Our Business Which Would Have An Adverse Effect On The Successful Implementation Of Our Planned Business Expansion.

Our ability to grow depends significantly on our ability to attract publishers to sign-up for ASP product, which means having an adequate sales and marketing budget and adequate funds to continue to enhance our Web sites and ad-taking technology. If the actual cost of attracting publishers, and enhancing our Web sites and ad-taking technology are higher than projected or the revenues from our operations fall below our current expectations, we may need additional financing in the near future. In either event, if our revenues are insufficient to provide the necessary cash flow for ongoing operations, we will need to seek additional capital from public or private equity or debt sources to fund our growth and operating plans and respond to other contingencies. We may not be able to raise needed cash on terms acceptable to us or at all. Financings may be on terms that are dilutive or potentially dilutive to our stockholders. If sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans to the extent of available funding, which would have an adverse effect on the successful implementation of our planned business expansion.

We Are Vulnerable To Breakdowns In Service Which Could Cause Our Customers And Prospective Customers To Lose Faith In Our Ability To Service Their Needs.

As a business delivering certain services via the Internet, we are vulnerable to breakdowns and interruptions in Internet transmission which could disrupt our ability to provide continued and sustained support to advertisers and publishers. We have not yet suffered any serious breakdowns in service. If because of interruptions our customers and prospective customers lose faith in our ability to service their needs, they may choose more traditional means for placing their classified ads, may turn to our competition, or may choose to no longer outsource their Web-based ad-taking functions and instead perform the services in-house. If this were to occur, we would not be successful in building an on-line business.

Our Ability To Compete Effectively And Operate Profitably Cannot Be Assured Because Our ASP Business Could Face Competition From Many Sources.

We are unaware of any major company that provides a centralized publisher specific ad-taking Web site services for the selection, transaction and processing of classified ads or to multiple print and on-line publication technology. Those publishers that accept and process ads by traditional means like telephone, facsimile transmission and printed copy submissions are potential competitors. Our ability to compete successfully will depend on the perceived convenience of our services, ease of use and the amount of fees we charge. In addition, companies not now in the business of providing on-line remote ad entry but possessing more capital resources than we do may seek to develop their own technology and enter into the business of offering a similar broad based, centralized on-line classified ad placement services to ours. Some of these companies could have longer operating histories, greater name recognition, larger customer bases and significantly greater technical and marketing resources than we have. As a result, they may be able to respond more quickly than we can to new or emerging technologies and can devote greater resources than we can to development, promotion and sale of their services. Faced with this type of competition, our ability to compete effectively and operate profitably cannot be assured.

Our Limited Experience May Affect Our Ability To Deal Effectively With Technological Change Which Could Materially and Adversely Affect Our Business.

Our on-line business is characterized by:

- rapidly changing technology;
- evolving industry standards;
- frequent new product and service announcements;
- introductions and enhancements; and
- changing customer demands.

These market characteristics are heightened by the emerging nature of the Internet, Internet advertising, Internet transactional activity, and in particular by our limited experience and short operating history in this market. For these reasons, our future success depends on:

- our ability to adapt the rapidly changing technologies to the needs of our advertising and publishing clients; and
- our ability to continually improve the performance, features and reliability of our on-line services.

Furthermore, we do not know if we will have the experience and talent to overcome technical difficulties that may arise from time to time that could delay or prevent the successful design, development, testing, introduction or marketing of software solutions, or that any new software solutions or enhancements to existing software applications will adequately meet the requirements of our current and prospective customers and achieve any degree of significant market acceptance. If we are unable, for technological or any other reasons, to develop and introduce new software solutions or enhancements to existing software solutions in a timely manner or in response to changing market conditions or customer requirements, or if our software solutions or enhancements contain errors or do not achieve a significant degree of market acceptance, our financial position, results of operations and cash flows could be materially and adversely affected.

We May Be Unable To Manage Our Growth.

Our business plan contemplates a sizable increase in the advertisers and publishers using our on-line services. In the event we need to increase the number of our employees beyond current levels, the recruitment, training and integration of these persons into our operations will place a significant strain on our managerial, operational and financial resources. We cannot guarantee that we will be able to manage effectively the expansion of our operations, or that our personnel, systems, procedures and controls will be adequate to meet our anticipated future operations. If this were to occur, it would materially and adversely affect our business and prospects.

We May Not Be Able To Retain Key Existing Employees Or Attract The Large Number Of Additional Employees Essential To The Success Of Our New On-Line Business.

Our performance is substantially dependent on the performance of our management and key technical personnel and on our ability to attract the new Internet-oriented employees required in the implementation of our business plan. The competition for Internet-oriented people of the type we will be seeking is intense and we may be hard pressed to find the personnel needed as fast as we need them. If we are unable to retain our key existing employees or to attract, hire and assimilate the qualified employees we will be seeking, the growth of our on-line business will be arrested and we will not be able to meet the projected revenue increases within the time period contemplated in our business plan, if at all.

Our Business Could Be Adversely Affected If The Services Of Either Our Chief Executive Officer Or Chief Technology Officer Become Unavailable To Us.

We are dependent on the continuing efforts of our President and Chief Executive Officer, Leslie Bernhard, and our Executive Vice President and Chief Technology Officer, Eli Rousso. Our business may be adversely affected if the services of either officer become unavailable to us. While we have obtained a key-man life insurance policy on the lives of both Leslie Bernhard and Eli Rousso in the amount of $850,000 each, this amount may not be sufficient to offset the loss of their services.

We Are Vulnerable To Potential Lawsuits Regarding Ad Content Or System Failure.

Because we facilitate the placement of advertisements in print and on-line publications, potential claims may be asserted against us for negligence, defamation or personal injury, or for reasons based on other theories, due to the nature of the content of these advertisements. Our technology does not contemplate our reviewing classified advertisement content processed on our Web sites for libelous or other statements that might give rise to possible liability. This role has been fulfilled historically by each publication and we expect the publications will continue to monitor their ads. Although we carry general and professional liability insurance, our coverage may not cover potential claims or may not be adequate to indemnify us fully. Any imposition of liability or legal defense expenses that are not covered by insurance or that are in excess of our insurance coverage could place a strain on our available cash resources, could seriously jeopardize the success of our business plan and could materially and adversely affect our financial position, results of operations and cash flows.

Our On-Line Businesses Have A Limited History And May Not Be Successful.

We did not begin to offer our technology over the Internet until June 1999 and offered only a limited number of publications from which to purchase classified advertising until March 2000. Moreover, we know of no other major company that accepts classified ads on-line for publication both on-line and in print. Accordingly, we cannot guarantee that we will be able to generate the public interest necessary to sustain our business model.

We May Not Be Able To Protect Our Proprietary Rights.

We believe that our future success will depend, in part, on our ability to develop proprietary rights with respect to our systems and services including domain names, trademarks, trade names, service marks and copyrights. This is particularly true with respect to our Web-based service technology. We do not currently own any patents or patent applications on our technology and we have no assurance that our rights to that technology are patentable or otherwise protectable. Moreover, there is no assurance that others might not develop alternate technologies that might be more effective than ours regardless of whether or not we obtain patent protection.

Despite our existing trademark rights in the marks *AD-STAR, ADSTAR*, and *Advertise123.com*, the marks remain susceptible to trademark infringement due to the frequent illicit use and piracy of trademarks by "cybersquatters" on the Internet. Although we own the domain names *Advertise123.com* and *ADSTAR.com*, there remains the risk that third parties will seek to register our marks *AD-STAR* and *Advertise123* in the other "top level" domains, e.g., .org, .net, and .gov, or that they will register close copies of our marks.

Furthermore, we cannot guarantee that our business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. If for any of the above reasons we are deprived of any proprietary rights to our technology or trade style, our prospects for success may be seriously and adversely affected.

If Others Develop Alternate Technologies, Or Use Our Technology Without Our Authorization, Our Business, Results Of Operation And Financial Position Could Be Materially And Adversely Affected.

We do not currently own any patents or patent applications on our technology and we have no assurance that it will not be used by others without our authorization. Moreover, there is no assurance that others might not develop alternate technologies that might be more effective than ours whether or not we obtain patent protection. If others develop alternate technologies or use our technology without our authorization, our results of operations and financial position could be materially and adversely affected.

Natural Disasters Which Disrupt Our Services Could Have An Adverse Effect On Our Business, Results Of Operations And Financial Condition.

Our operations and services depend on the extent to which our computer equipment and the telecommunications infrastructure of our third-party network providers is protected against damage from fire, earthquakes, power loss, telecommunications failures, and similar events. A significant portion of our computer equipment, including critical equipment dedicated to our Internet access is located in the Los Angeles, California area. Despite precautions taken by us and our third-party network providers, over which we have no control, a natural disaster or other unanticipated problems at our network hub, or a third-party network provider point of presence could cause interruptions in the services that we provide. If disruptions occur, we may have no means of replacing these network elements on a timely basis or at all. We do not currently maintain back-up Internet services or facilities or other back-up computing and telecommunications facilities. Extensive or multiple interruptions in providing users with Internet access is a reason for user to decide to stop using access services. Accordingly, any disruption of access services in general, or our service specifically, due to systems failure could have an adverse effect on our business, results of operations and financial condition. Furthermore, we do not currently have any business disruption insurance.

Our Corporate Documents May Limit Rights Of Stockholders.

Our Board of Directors has the authority to issue up to an additional 3,556,543 shares of preferred stock without any further vote or action by our stockholders, and to determine the price, rights, preferences, privileges and restrictions, including voting rights of these shares. Since the preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights accompanying shares of our common stock, the rights of the holders of shares of common stock will be subject to, and may be adversely affected by, the superior rights of the holders of preferred stock. The issuance of preferred stock could also make it more difficult for a third party to acquire a majority of our outstanding voting stock. Furthermore, certain provisions of our Certificate of Incorporation, and certain provisions of our Bylaws and of Delaware law, could have the effect of delaying or preventing a change in control of the corporation which the stockholders may deem to be in the best interests of AdStar.

If Our Shares Of Common Stock Are Removed Or Delisted From The Nasdaq Small Cap Market, The Ability Of Stockholders To Sell Our Common Stock And Warrants In The Secondary Market Could Be Restricted.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be an equity security that has a market price, as defined, of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions, including an exception of an equity security that is quoted on The Nasdaq Stock Market. If our shares of common stock are removed or delisted from The Nasdaq Small Cap Market, the security may become subject to rules that impose additional sales practice requirements on broker-dealers who sell these securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transactions prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered underwriter, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As such, the "penny stock" rules, in the event our securities are delisted from The Nasdaq Small Cap Market, may restrict the ability of stockholders to sell our common stock and warrants in the secondary market.

If We Are Unable To Satisfy Nasdaq's Maintenance Requirements, Our Common Stock May Be Delisted From Nasdaq Which Could Impair The Liquidity And The Value Of Our Common Stock.

While the shares of common stock met current Nasdaq listing requirements when initially listed and are currently included on Nasdaq, there can be no assurance that we will meet the criteria for continued listing. Continued listing on Nasdaq generally requires that (i) we maintain at least $2,000,000 in net tangible assets, or $35,000,000 in market capitalization, or $500,000 in net income for either the last fiscal year, or two out of the last three fiscal years, (ii) the minimum bid price of the common stock be $1.00 per share, (iii) there be at least 500,000 shares in the public float valued at $1,000,000 or more, (iv) the common stock have at least two active market makers, and (v) the Common Stock be held by at least 300 holders. In February 2002, we received a letter from Nasdaq putting us on notice that the bid price of our common stock had fallen below their $1.00 per share minimum. Although this situation has subsequently corrected itself, at this time we have not received notification from Nasdaq that this matter is closed. If we are unable to satisfy Nasdaq's maintenance requirements, our securities may be delisted from Nasdaq. In that event, trading, if any, in the common stock and warrants would be conducted in the over-the-counter market in the so-called "pink sheets" or the NASD's "OTC Bulletin Board." Consequently, the liquidity of our securities could be impaired, not only in the number of securities which could be bought and sold, but also through delays in the timing of transactions, reduction in security analysts and new media coverage of AdStar, and lower prices for our securities than might otherwise be obtained.

Item 2. Description of Property

Our offices are currently located in two separate facilities. The principal office in Marina del Rey, California consists of an aggregate 8,450 square feet, of which approximately 5,000 has been sub-let. Offices for the east coast technical services department are located in Syosset, New York, consisting of approximately 1,400 square feet. Additionally, in July 2000, we entered into a lease consisting of approximately 1,700 square feet in Lyndhurst, New Jersey. In May 2001, we assigned all rights in this lease to Dominion Telecom, Inc., however we remain secondarily liable on this lease. These three existing leases expire on March 31, 2005, August 31, 2002, and November 30, 2005, respectively. The aggregate monthly rent, net of the current sub-lease and assignment, is approximately $13,000. We believe that if these leases are not renewed, satisfactory alternative space will be available.

Item 3. Legal Proceedings

We are not currently a party to any legal proceeding.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for Common Equity and Related Stockholder Matters

(a) *Market Information*

AdStar's Common Stock commenced trading on The Boston Stock Exchange and The Nasdaq Small Cap Market under the symbol "ADST" in January 2000. The following table sets forth the high and low bid information for each quarter from January 18, 2000, through March 31, 2002. Such quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

	Bid Information	
Price range of Common Stock	**High**	**Low**
2000		
First quarter(commencing January 18)	$11.000	$6.250
Second quarter	7.375	3.125
Third quarter	4.750	1.500
Fourth quarter	1.688	0.531
2001		
First quarter	1.531	0.500
Second quarter	1.590	0.530
Third quarter	0.950	0.520
Fourth quarter	0.880	0.520
2002		
First quarter	1.440	0.450

(b) *Holders*

As of March 20, 2002, the number of record holders of the Preferred and Common Stock of AdStar was one and 37, respectively. AdStar believes that there are more than 800 beneficial holders of the Common Stock.

(c) *Dividends*

The holders of Common Stock are entitled to receive such dividends as may be declared by AdStar's Board of Directors. During the years ended 2000 and 2001, AdStar did not pay any dividends, and it does not expect to declare or pay any dividends in the foreseeable future. Payment of future dividends will be within the discretion of AdStar's Board of Directors and will depend on, among other factors, retained earnings, capital requirements, and the operating and financial condition of AdStar.

Recent Sales of Unregistered Securities.

AdStar established a vendor compensation plan whereby it may compensate vendors who are accredited investors, as defined under Rule 215 of the Securities Act of 1933, in shares of its common stock in lieu of cash. Under the plan, 400,000 shares are available for issuance. During 2000 and 2001, 97,000 and 119,000 shares, respectively, were issued to vendors under the plan relying upon the exemptions under Sections 4(2) and 4(6) of the Securities Act of 1933 and which represented compensation of $196,000 and $90,000, respectively. In addition, warrants to purchase 50,000 shares at $1.50 and 50,000 shares at $2.00 were issued to a vendor in 2001.

In February 2001, AdStar issued 593,483 of its authorized but unregistered shares of its common stock to satisfy a Note, dated October 21, 1999, payable to Paulson Capital Corporation in payment of principal and accrued interest totaling $1,186,966. The issuance was exempt from registration, by reason of it being a nonpublic offering, made pursuant to Sections 4(2) and 4(6) of the Act.

In April 2001, we entered into an agreement with 4 accredited investors for the sale, in the aggregate, of 400,000 units at a price of $1.00 per unit. Each unit comprises two shares of AdStar's authorized but unregistered common stock and one warrant to purchase an additional share of Common Stock at $1.07 per share. The warrants expire on April 5, 2006 and have anti-dilution protection against capital changes. The common stock issued as part of the units sold was exempt from registration, by reason of it being a nonpublic offering, made pursuant to Section 4(2) and 4(6) of the Act.

From October 2001 through January 2002, AdStar sold 1,300,000 shares of its common stock through a private offering priced at a price of $0.50 per share. These shares were sold to accredited investors, as defined under Rule 215 of the Securities Act of 1933, and required a minimum investment of $25,000. Through year-end, 1,000,000 shares had been sold and are reflected in our financial statements included herein. In connection with this offering AdStar issued warrants to purchase 130,000 shares of its common stock, at $0.75 per share, as part of the placement agent fees. The warrants expire on January 16, 2007 and have anti-dilution protection against capital changes. This offering was exempt from registration, as it was a nonpublic offering, made pursuant to Sections 4(2) and 4(6) of the Act.

In January 2002, AdStar issued to Morse, Zelnick, Rose and Lander LLP, AdStar's legal counsel, 114,545 shares of restricted common stock, issued at fair market value in full settlement of a $62,500 liability included in the year-end financial statements.

In February 2002, AdStar sold to an accredited investor (as previously defined) 100,000 shares of its Common Stock at a price per share equal to 85% of its per share closing price on January 31, 2002 ($0.50). In connection with this sale AdStar issued warrants to purchase 10,000 shares of its Common Stock, at $0.75 per share, as part of the placement agent fees. The warrants expire on January 31, 2007 and have anti-dilution protection against capital changes. This sale was exempt from registration, as it was a nonpublic offering, made pursuant to Sections 4(2) and 4(6) of the Act.

In March 2002, the Board of Directors approved the sale of 1,443,457 shares of our Series A Preferred Stock to Tribune Company for an aggregate purchase price of $1.8 million. These shares currently convert on a 1:1 basis. Shareholders of Series A Preferred Stock are entitled to vote on all matters submitted to the stockholders for vote and as a single class with the Common Stock. The holders of Series A Preferred Stock are entitled to one vote for each share of Common Stock issuable upon conversion.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes to the financial statements included elsewhere in this annual report. Certain statements in this discussion and elsewhere in this report constitute forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934. See "Forward-Looking Statements" following the Table of Contents of this 10-KSB/A. Because this discussion involves risk and uncertainties, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

The past year has been a rebuilding year for us. During the first quarter of 2001, we critically examined the processing capabilities of our existing software modules and identified potential new commercial applications that could be developed using our existing technology as a starting point. With these changes in mind, we repositioned our products, moving away from the idea of the Internet as a stand-alone business category, and moving towards the idea of the Internet as an extremely efficient and flexible communication channel. We recognized that this technology can be utilized to greatly enhance the functionality of the software we licensed to our existing customer base, as well as expand into new areas where our technology can be used to connect advertising outlets with advertisers. Our historical business continues to be used by hundreds of recruitment agencies and volume advertisers. It only made sense that we should capitalize on this success and the reach our product encompasses within advertising agencies.

In working with our customers, we recognized there was a great demand for our Web-based technology within the newspaper industry to run the online classified ad-taking abilities at our customer's Web sites under a private label branded site concept. Therefore, we revised our business model to embrace these concepts, and we focused on the immediate needs of our customers. While doing this, we also made sure that our technology remained flexible to allow for changes as the needs of our customers change and as we develop product extensions and new lines of business based on our existing technology and expertise.

We adopted our marketing and sales strategies to our new Web-based ad-taking ASP product, and began marketing the product in June 2001 and found that it was well received by our customers. During 2001, we implemented our Web-based classified ad-taking ASP product at 14 new metropolitan newspapers. Given the severe downturn in advertising revenue in 2001, we were told by many potential customers that implementing our ASP product will need to wait until their advertising revenue has returned to more normal levels.

The second transformation we made to our existing technology was to create an application that would utilize the Internet as the communication channel. In designing these improvements, we were able to add complementary improvements to the technology that improved functionality and allowed for intuitive page interfaces. We began to roll out this product in August 2001, however the events of September 11th delayed implementation. However we are once again on track to deploy this technology and will begin to actively market this upgrade in 2002.

In March 2002, we entered into an agreement with Tribune Company to provide Web-based recruitment ad sales technology to all major market Tribune newspapers, including Chicago Tribune, Los Angeles Times, and Newsday, and to provide customization services to CareerBuilder, a Tribune Company affiliate. Under this arrangement, we will customize our existing application suite to expand its capabilities and provide additional functionality in exchange for the exclusive right to administer the recruitment advertising.

In addition to the enhancements developed for our base technology, we continued to actively explore and develop new revenue sources during the year. In May 2001, we entered into an agreement with eBay, Inc. to provide the technology behind eBay Seller Classified, a service that allowed eBay sellers to advertise their items in a dedicated eBay sellers section of newspaper classifieds. The technology was developed and successfully deployed at two newspapers, the Star Tribune, serving Minneapolis and St. Paul and at the St. Petersburg Times, the largest daily newspaper in Florida. Our technology successfully extracted information from dispersed databases hosted in varying locations to create and deliver display advertising to the publishing system of newspapers. Although the technology successfully executed the transactions, eBay has since focused their energies elsewhere, and has recently informed us that they are not interested in continuing this offering. We will continue to explore new revenue sources that utilize the underlying technological concepts that we developed to power our core businesses.

In addition to repositioning our software products during 2001 to generate increased revenue, we significantly reduced our operating costs. The benefits derived from the staff reductions we put into place during the 4th quarter of 2000 and the 1st quarter of 2001, took effect beginning in the second half of 2001. Additionally, we further reduced expenditures on additional Web site development except for targeted service offerings. There can be no assurance that our new product offerings or the arrangement with Tribune Company will be successful in generating revenues sufficient to support our operating expenses.

Prior to the development of our Web business, revenues had been generally sufficient to support our historic business. In developing our Web-based system we began to incur expenses in 1998 that could not be offset by the revenues generated by our historic business. These expenses caused us to incur losses in 1998, 1999, 2000 and 2001. Our future success is dependent upon our ability to substantially grow revenues to the point where we can fund the current level of operations. To this end, our plans have included expanding the products and services offered to our customers by building on our proprietary software processes and unique position within the industry. We feel that there is significant opportunity to increase revenues by offering the Web software and services that we had initially developed for ourselves to print publications as an application service provider ("ASP") (see Business in part I).

Results of Operations

The following table sets forth the results of operations expressed as a percentage of net revenues.

	Year Ended December 31,		
	1999	2000	2001
Net revenues	100%	100%	100%
Cost of revenues	61%	71%	39%
Gross Profit	39%	29%	61%
Selling expense	48%	104%	32%
Administrative expense	91%	165%	90%
Development costs	62%	101%	31%
Abandoned offering costs, net	12%	—	—
Loss from operations	-174%	-341%	-91%
Interest income (expense)	-23%	4%	1%
Loss before taxes	-197%	-337%	-90%
Provision for taxes	—	—	—
Net loss	-197%	-337%	-90%

Years Ended December 31, 2001, 2000 and 1999

Revenues

Net revenues increased to $2,081,000 in 2001 from $1,375,000 in 2000 and $1,454,000 in 1999. These levels represent a net increase of 51% for 2001 over 2000 and a net decline of 5% for 2000 over 1999. The dramatic increase in revenue in 2001 is due to the introduction of our new publisher-specific ad-taking Web site application service provider ("ASP") product. During 2001, we received in excess of $286,000 in monthly hosting and processing fees, and $215,000 in programming service fees. This increase is attributable primarily to an agreement entered into in July 2001, with Knight-Ridder, Inc. to provide our ASP services for five of their major newspapers, and to provide programming services to integrate our software products into their legacy publishing software. Software customization and modifications in connection with our core Professional product, as well as the related license fees and end-user support revenues increased in 2001 to $1,384,000 from $1,093,000 for 2000 and $1,286,000 for 1999. This growth is due to a January 1, 2001 price increase for the monthly fees associated with our core Professional business products, and an increase in the amount of additional customization work requested by our long-standing customers, for which we charge on a time and materials basis.

Cost of Revenues

Cost of revenues consists primarily of the cost of running our Internet software, including the cost to install and manage activity through our ASP product, as well as the cost to configure and customize the AdStar software at the publishing systems of newspapers, to configure end-user software for the newspaper's advertiser clients, to provide customer training and end-user support, and to pay costs of hardware sales and royalty fees. These costs decreased by 17% to $806,000 in 2001 as compared with

$973,000 for 2000 and 9% as compared with $882,000 in 1999. Personnel costs associated with cost of revenues decreased to $480,000 in 2001 compared to $792,000 in 2000 and increased from $429,000 in 1999. As we increased revenues we were able to achieve efficiencies from the computerization of certain functions previously performed manually.

Selling Expense

Selling expense consists primarily of costs for advertising, sales promotion, marketing, and trade shows ("direct charges"), as well as the cost for personnel in business development, sales and marketing. Selling expenses decreased to $656,000 in 2001 as compared with $1,429,000 in 2000 and $691,000 in 1999. The decrease was due to the implementation of a more targeted selling effort aimed at media conglomerates, as we moved away from creating awareness for our Web site. The personnel and work force related expenses decreased to $384,000 in 2001 from $1,119,000 in 2000 and $533,000 in 1999, primarily due to the elimination of the consumer/retail sales function. Direct charges decreased to $272,000 in 2001 from $310,000 in 2000 and increased from $158,000 in 1999 as we refocused our selling efforts towards the publishing industry.

Administrative Expense

Administrative expense consists primarily of the cost of executive, administrative, technical operations and accounting and finance personnel as well as general corporate expenses. Administrative expenses decreased to $1,882,000 from $2,269,000 in 2000 and increased from $1,335,000 in 1999. Personnel related costs decreased to $1,062,000 from $1,692,000 in 2000 and $374,000 in 1999. Our personnel additions occurred in mid 1999 and were primarily in technical operations, management and accounting/finance. We have since curtailed these costs significantly through reductions in workforce levels.

Development Costs

Development costs consist of expenses to identify functional requirements, to create content and to populate databases for our Advertise123.com Web site and the ASP private label sites, and to plan, identify and conceptually design the required technical infrastructure. The costs began in 1999 and consist primarily of technical and design consultants as well as personnel costs. Development expense decreased to $640,000 in 2001 from $1,387,000 in 2000 and $904,000 in 1999, as we had moved past the planning stages of our primary Web product, and thus no longer incurred significant costs for these functions. The personnel and consultant related expenses decreased to $537,000 in 2001 from $777,000 in 2000 and $672,000 in 1999. We scaled back our use of design consultants beginning in the third quarter of 2000.

Abandoned Offering Costs, net

In September 1999, a proposed public offering of our securities was declared effective but did not close. In connection with that offering we incurred expenses of approximately $672,000. We also received $500,000 in reimbursement of expenses from the representative of the underwriters, which has been recorded net of the actual expenses incurred.

Interest Income (Expense), net

Interest expense decreased to $19,000 in 2001 from $81,000 in 2000 and $345,000 in 1999 as a result of our ability to reduce the debt that had been outstanding prior to our initial public offering. Our 12% convertible notes were converted into common stock in December 1999 when we closed our initial public offering. In addition, we repaid the 14% and 10% notes with proceeds from that offering in December 1999 and January 2000, respectively, and in February 2001, converted a $1,100,000 short-term note outstanding to equity. Our interest expense in 2001 relates primarily to our line of credit obtained in October 2001 and our capital leases. Interest income was $43,000 in 2001 compared to $140,000 in 2000 and $11,000 in 1999, due to less cash available for investment in 2001.

Liquidity and Capital Resources

Prior to 1999 we financed our business primarily from cash generated by operations. Subsequently, we financed our operations through debt and equity financing. In 2001, 2000 and 1999, we raised net proceeds of $694,000, $2.75 million and $7.5 million, respectively, in equity financings. As of December 31, 2001, we have current assets of $842,000, which consisted of cash and cash equivalents, and restricted cash of approximately $457,000, and accounts receivable, net of allowance for doubtful accounts, of $210,000. The $457,000 in cash and cash equivalents and restricted cash at December 31, 2001 is a net decrease of $1,250,000 since December 31, 2000. The net decrease in cash and cash equivalents and restricted cash resulted from $1,181,000 used in operations, and $715,000 used to develop our Web site, and purchase property and equipment, partially offset by a net amount of $701,000 received from *financing activities, including two private placements of our common stock which totaled $ 694,000 in* net proceeds at year end. At December 31, 2001, current liabilities were $1,022,000. In March 2002, we raised an additional $1.8 million in equity financing through the issuance of Series A Preferred stock, which served to bring our working capital positive and allowed us to satisfy our current obligations.

Net cash used in operations was approximately $1,181,000 during 2001, compared with net cash used in operations of $4,595,000 during 2000 and $1,564,000 in 1999. During these years, revenues were not sufficient to cover expenses. During 2000 and 1999, we incurred substantial expenditures to design and enhance the operations of our on-line business and Web site infrastructure. Although we scaled back expenditures substantially at the beginning of 2001, we continued to incur a minimum level of overhead expense during 2001 as we worked to reposition our products, roll out the revised marketing and sales effort, and continue to raise debt and equity financing. Net cash used in investing activities decreased to $715,000 during 2001 compared with $1,357,000 during 2000, as we severely curtailed our development activities and focused on only certain product offerings.

Net cash provided by financing activities was approximately $701,000 during 2001 compared to $1,957,000 during 2000. The activity in 2001 primarily reflects net proceeds of $694,000 received from two private placements of our common stock. In April 2001, we sold 400,000 units at a price of $1.00 per unit. Each unit consisted of two shares of our common stock and one warrant for the purchase of an additional share of our common stock at $1.07 per share. In October, we initiated a private placement offering of up to 1.3 million shares of our common stock at a price of $0.50 per share and through December 31, 2001 we had sold 1,000,000 of those shares. In 2000, we received net proceeds of $2,750,000 from a secondary public offering of our common stock and repaid $750,000 of notes payable. The activity in 1999 principally reflects the proceeds from the issuance of $3,000,000 in notes, proceeds from our initial public offering of $5,400,000, partially offset by $867,000 used to repay certain notes. At December 31, 2001, we had an accumulated deficit of $8,960,000. We have generated operating losses for the past four years, and we are not assured that we will generate sufficient capital to meet our cash needs through December 31, 2002. We believe that the additional $1.8 million raised through the sale of 1,443,457 shares of Series A Preferred Stock (each convertible into one share of common stock) in March 2002, coupled with our expected 2002 results, will provide us with sufficient working capital to meet our needs over the next twelve months. Although we are optimistic that our ASP program will be accepted in the marketplace and will allow us to grow revenues to cover our current operating expenses, the timing is not assured. Our ability to sell these new programs during the current year may be hampered by the current downturn in the advertising market and state of the economy in general. These factors, coupled with the extended time frame required for software sales, customization, and implementation, could delay our ability to increase revenue sufficiently to cover our operating expenses.

We currently have no additional borrowings available to us under any credit arrangement, and we are continuing to look for additional debt financing. We have obligations on our capital and operating lease agreements of $183,000, net of sublease income in 2002. Adequate funds may not be available or may not be available on terms favorable to us. If additional funds are raised through the issuance of equity securities, dilution to existing stockholders may result. If funding is insufficient at any time in the future, we may be unable to develop or enhance our products or services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our financial position, results of operations and cash flows.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure. On an on-going basis, we re-evaluate our estimates, including those relating to revenue recognition, uncollectible accounts receivable, intangible assets and contingent expenses and revise reported amounts prospectively. We base our estimates on historical experiences, combined with anticipated activity and various other assumptions that we believe to be reasonable under the circumstances. When combined, this body of knowledge forms the basis for making judgments about the carrying value of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Financial Reporting Release No. 60, which was recently issued by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in preparation of financial statements. The following is a brief discussion of our most critical accounting policies, including those methods affected by our more complex judgments and estimates.

Revenue Recognition

AdStar derives revenue from several products and services as follows:

> *Technology services revenue* – We receive revenue from technology service contracts that generally contain multiple elements such as software customization services, monthly fees and post-contract customer support (PCS). Revenue from these arrangements is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition", and SOP 98-9, "Software Revenue Recognition with Respect to Certain Transactions". Accordingly, revenue is allocated to each element within the contract based on the relative fair values of those elements using vendor specific objective evidence. Revenue from monthly fees and PCS under software maintenance arrangements is based upon renewal rates and is recognized ratably over the term of the arrangement. Revenue from software customization services is recognized as the services are performed, using a percentage of completion methodology based on labor hours. We also provide customization services at the customers' request and recognize revenue as the services are performed, using a percentage of completion methodology based on labor hours
>
> Areas requiring management's judgment includes revenue recognition and cost estimation on the fixed fee software customization element of the contracts. Revenue is recognized on these contracts using a percentage-of-completion methodology, based upon labor input measures and an

estimate of time to completion. Monthly, technical management reviews the estimate of labor hours required to complete the customization and the effect of any change in estimate is reflected in the period in which the change is first known. Such changes in estimate have not been material to our quarterly results of operation. The corresponding cost of revenue charge is derived based upon the same labor input measurements and our existing cost structure. If we do not accurately estimate the resources required under the contract or the scope of the work to be performed, or if we do not manage our projects properly within the prescribed timeframe, future margins may be significantly and adversely affected. If increases in projected costs-to-complete are sufficient to create a loss contract, the entire estimated loss is charged to operations in the period the loss first becomes known. The complexity of the estimation process and uncertainties inherent in software customization activities may affect the percentages derived under the percentage-of-completion accounting method, which in turn may affect the amounts reported in the financial statements. Despite the complexities inherent in the estimating process, we believe that this accounting policy most accurately presents the revenue generating activities of AdStar.

ASP revenue – We receive revenue from providing an application service provider ("ASP") product that allows companies to use the applications on a "shared system" over the Internet. This technology is a publisher-specific ad-taking Web site service that offers visitors to a newspaper's Web page the opportunity to buy classified ads, for both the print and/or on-line editions of the newspaper, in real-time, on a 24/7 basis. We receive monthly fees for hosting the transactions and providing customer support, and recognize the fees ratably over the contract period.

Web site revenue – We receive revenue from fees charged to customers who transact business on the Advertise123.com Web site. This site permits the general public to plan, schedule, compose and purchase advertising from many print and on-line publishers. Under the guidance provided by the Securities Exchange Commission Staff Accounting Bulletin ("SAB) No. 101, "Revenue Recognition" and the Emerging Issues Task Force ("EITF") Abstract No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent" ("EITF 99-19"), we are, in substance, acting as an agent for the publishers and therefore recognize as revenue only the net fees realized on the transactions. We recognize revenues on a per-transaction basis when the ad is placed through our system and collection from the customer is probable.

Web Site Software Development Costs

In March 2000, the Financial Accounting Standards Board's Emerging Issue Task Force ("EITF") issued EITF No. 00-2 "Accounting for Web Site Development Costs", which provides guidance with respect to capitalization of certain costs incurred in connection with Web development activities and references Statement of Financial Accounting Standards ("SFAS") No. 86 "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed". In accordance with these pronouncements, costs to establish the technological feasibility of our software applications are charged to expense as incurred. Certain costs incurred subsequent to achieving technological feasibility are capitalized. Accordingly, we capitalize a portion of the internal labor costs and external consultant costs associated with essential Web site development and enhancement activities. Costs associated with conceptual design and feasibility assessments as well as maintenance and routine changes are expensed as incurred. Capitalized costs are amortized on a straight-line basis over the estimated useful lives of the applications. In accordance with this policy, we have capitalized expenditures incurred to develop the new AdStar e-business application suite.

Item 7. Financial Statements

See Index to Financial Statements below, beginning on page F-1.

Item 8. Change in and Disagreements with Accountants on Accounting Financial Disclosure

Not applicable.

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act

Our executive officers and directors and their respective ages are as follows:

Name	Age	Position	Director Since
Leslie Bernhard	58	President, Chief Executive Officer and Director	1991
Eli Rousso	65	Executive Vice President, Chief Technology Officer, Secretary, Treasurer, and Director	1991
Jeffrey Baudo	54	Senior Vice President, Chief Operating Officer, and Director	2001
Jeffrey Diamond	40	Vice President, Technical Services	
Cris Hopkins	43	Vice President and Acting Chief Financial Officer	
Corey E. Shaker(1)	43	Director	2002
Stephen A. Zelnick(1)	64	Director	2002

(1) Members of the compensation committee and the audit committee of the Board of Directors.

Leslie Bernhard, one of our co-founders, has served as our President and Chief Executive Officer since the organization of our predecessor in 1986. Ms. Bernhard received a B.S. degree from St. John's University. Ms. Bernhard is the sister of Mr. Baudo.

Eli Rousso, our other co-founder, has served as our Executive Vice President and Chief Technology Officer since the organization of our predecessor in 1986. Mr. Rousso received a B.S. degree in Electrical Engineering from Massachusetts Institute of Technology (MIT) and has completed graduate work at the Polytechnic Institute (New York).

Jeffrey Baudo joined us as Chief Operating Officer in January 2001 and became a director in February 2001. Prior to joining AdStar, Mr. Baudo, served as president and COO of the publishing division of United Advertising Publications. Mr. Baudo received a B.A. degree from St. Johns University. Mr. Baudo is the brother of Ms. Bernhard.

Jeffrey Diamond became Vice President, Technical Services in September 2000. Mr Diamond is a former Principal and Director of our predecessor, Ad-Star Services, Inc., and had been employed by AdStar since 1986. Mr. Diamond received an Associates Degree in Computer/Information Science from Nassau Community College - NY.

Cris Hopkins joined us as Vice President of Finance in July 2000 and became Acting Chief Financial Officer in February 2001. Prior to joining AdStar, Ms. Hopkins was employed by Sony between 1992 and 1999, serving as Vice President, Financial Planning at the television group from February 1998 through April 1999. Ms. Hopkins served as Executive Director, Finance and Administration at Viacom Consumer Products, a division of Paramount Pictures from May 1999 to June 2000. She holds a B.S. degree in Accounting from the University of Denver and is a CPA.

*Corey E. Shaker, a director, has been the President and Chief Operating Officer of Hometown Auto Retailers, Inc., an automotive dealership group, since February 2000. Since August 2000 he has also been the Chief Executive Officer of Hometown. Previously, from October 1997 to February 2000, he was Vice President-Connecticut Operations for Hometown. Prior to that, for more than five years, he was Chief Operating Officer and General Manager of Family Ford Inc., one of the constituent dealerships in Hometown. Mr. Shaker also serves on Hometown's Board of Directors. He is a member of NADA Ford F01 20 group, was awarded the Lincoln Mercury Salesperson of the Nation award in 1980 and is a three-time winner of the Lincoln Mercury Inner Circle award. He holds a B.S. degree in Business Administration from Providence College.

*Stephen A. Zelnick, a director, has been a partner in the law firm Morse, Zelnick, Rose & Lander, LLP since its inception in August 1995. Mr. Zelnick serves on the Boards of Directors of Milestone Scientific, Inc., a developer and manufacturer of medical and dental equipment, Hometown Auto Retailers, Inc. an automotive dealership group and DAG Media, Inc. a publisher of classified telephone directories. Mr. Zelnick holds a B.S. degree in Economics with an accounting major from the Wharton School of the University of Pennsylvania in 1957 and an LLB from Yale Law School in 1960.

All directors hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. Officers are elected to serve, subject to the discretion of the Board of Directors, until their successors are appointed.

AdStar's Board of Directors has established compensation and audit committees. The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all the officers of AdStar, reviews general policy matters relating to compensation and benefits of employees of AdStar, and administers the issuance of stock options to AdStar's officers, employees, directors and consultants. The Audit Committee meets with management and AdStar's independent auditors to determine the adequacy of internal controls and other financial reporting matters.

**In January and February 2002, Mr. Zelnick and Mr. Shaker, respectively, were elected to the Board to fill the vacancies created by the resignations of, Messrs. Karkenny, Salzfass, and Taulli and the number of Directors constituting the entire Board was reduced to five.*

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires AdStar's officers and directors, and persons who own more than ten percent (10%) of a registered class of AdStar's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Officers, directors and greater than ten percent (10%) stockholders are required by SEC regulations to furnish AdStar with copies of all Section 16(a) forms they file.

To the best of AdStar's knowledge, based solely on review of the copies of such forms furnished to it, or written representations that no other forms were required, AdStar believes that all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent (10%) shareholders were complied with during 2001.

Item 10. Executive Compensation.

The following Summary Compensation Table sets forth all compensation earned, in all capacities, during the fiscal years ended December 31, 1999, 2000 and 2001 by our (i) Chief Executive Officer, and (ii) executive officers, other than the CEO, whose salary for the 2001 fiscal year as determined by Regulation S-B, Item 402, exceeded $100,000 (the individuals falling within categories (i) and (ii) are collectively referred to as the "Named Executives").

Summary Compensation Table

		Annual Compensation	Long-Term Compensation	
			Awards	Payouts
Name and Principal Position	Year	Salary ($)	Common Stock Underlying Options (#)	All Other Compensation ($)
Leslie Bernhard, President & Chief Executive Officer	2001	$251,680	100,000	0
	2000	231,912	0	0
	1999	201,894	0	0
Eli Rousso Executive Vice President & Chief Technology Officer	2001	$240,371	100,000	0
	2000	230,301	0	0
	1999	201,894	0	0
Jeffrey Baudo Chief Operating Officer	2001(1)	$197,872	100,000	0
Jeffrey Diamond Vice President –Technology	2001	$187,224	0	0
	2000	138,725	25,000	0
	1999	100,626	0	0
Cris Hopkins Vice President and Acting Chief Financial Officer	2001(2)	$107,917	20,000	0
	2000(3)	42,051	10,000	

(1) Since commencement of employment on January 22, 2001.

(2) Appointed to the position of Acting Chief Financial Officer in February 2001.

(3) Since commencement of employment on July 10, 2000.

Stock Options

The following tables show certain information with respect to incentive and non-qualified stock options granted in 2001 to the Named Executives under AdStar's 1999 Stock Option Plan who received options and the aggregate value at March 20, 2002 of such options. The per share exercise price of all options is equal to the fair market value of a share of Common Stock on the date of grant. No options granted to any Named Executives have been exercised.

Option Grants in 2001

Individual Grants of Options

Name	Number of Shares of Common Stock Underlying Option #	Percent of Total Options Granted to Employees in 2001	Exercise Price ($/Sh)	Expiration Date
Leslie Bernhard	100,000	25.8%	$0.810	June 2006
Eli Rousso	100,000	25.8%	$0.810	June 2006
Jeffrey Baudo(1)	100,000	25.8%	$1.250	February 2006
Cris Hopkins(1)	20,000	5.1%	$0.875	March 2006

(1) The options vest in 1/3 increments on each of the 1st, 2nd and 3rd of the employee's anniversary.

Aggregated 2001 Year End Options Values

Name	Number of Shares of Common Stock Underlying Unexercised Options at 12/31/01 Exercisable(E)/Unexercisable(U)	Value of Unexercised In-The-Money Options At 12/31/01 Exercisable(E)/Unexercisable(U)
Leslie Bernhard	100,000(E)/ —0—(U)	$—0—
Eli Rousso	100,000(E)/ —0—(U)	$—0—
Jeffrey Baudo	—0—(E)/ 100,000(U)	$—0—
Jeffrey Diamond	8,334(E)/ 16,666(U)	$—0—
Cris Hopkins	10,000(E)/ 20,000(U)	$—0—

Employment Contracts

AdStar entered into three year employment agreements with each of Leslie Bernhard and Eli Rousso, as of July 12, 1999. Pursuant to her employment agreement, Leslie Bernhard was retained as our Chief Executive Officer. Pursuant to his employment agreement, Eli Rousso was retained as our Executive Vice President and Chief Technology Officer. Each agreement provides, among other things, for participation in an equitable manner in any profit-sharing or retirement, separation and disability plans for employees or executives and for participation in other employee benefits applicable to employees and executives of our company. Each agreement further provides for the use of an automobile and other fringe benefits commensurate with the executive's duties and responsibilities. Under each agreement, employment may be terminated by us with cause or by the executive with good reason. Termination by us without cause, or by the executive for good reason, would subject us to liability for liquidated damages in an amount equal to the terminated executive's base salary for the remaining term of his or her employment agreement or 12 months, whichever is greater.

In January 2001, AdStar entered into a 2 year employment contract with Mr. Jeffrey Baudo. Pursuant to his employment agreement, Mr. Baudo was retained as our Chief Operating Officer at an annual rate of $213,000 per year, and granted options to purchase 100,000 shares of AdStar's common stock. Mr. Baudo is the brother of Leslie Bernhard.

Item 11. Security Ownership of Certain Beneficial Owners and Management

The following table, together with the accompanying footnotes, sets forth information, as of March 20, 2002, regarding stock ownership of all persons known by AdStar to own beneficially more than 5% of AdStar's outstanding Common Stock, Named Executives , all directors, and all directors and officers of AdStar as a group:

Name of Beneficial Owner (1)	Shares of Common Stock Beneficially Owned (2)	Percentage of Ownership
Leslie Bernhard (3)	785,054	9.2%
Eli Rousso (3)	812,976	9.5%
Jeffrey Baudo (4)	108,333	1.3%
Cris Hopkins(5)	10,000	*
Jeffrey Diamond(6)	8,334	*
Stephen A. Zelnick (7)	128,636	1.6%
Corey E. Shaker (8)	25,000	*
Chester L. F. Paulson (9)	2,211,799	25.4%
Tribune Company (10)	1,443,457	14.9%
All Directors and Officers (7 persons) as a group	1,878,333	22.1%

* less than 1%

(1) The addresses of the persons named in this table are as follows: Leslie Bernhard, Eli Rousso, Jeffrey Baudo, Cris Hopkins, and Jeffrey Diamond c/o AdStar, Inc., 4553 Glencoe Avenue, Suite 325, Marina del Rey, CA 90292; Stephen A. Zelnick c/o Morse Zelnick, Rose & Lander, 450 Park Avenue, New York, NY 10022; Corey E. Shaker 774 Straits Turnpike, Watertown Connecticut 06795; Chester L. F. Paulson, c/o Paulson Capital Corp. 811 SW Naito Parkway, Suite 200, Portland, OR 97204, and Tribune Company, 435 N. Michigan Ave. Chicago IL, Attn: General Counsel.

(2) A person is deemed to be a beneficial owner of securities that can be acquired by such person within 60 days from the filing of this report upon the exercise of options and warrants or conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities that are held by such person (but not

held by any other person) and that are exercisable or convertible within 60 days from March 20, 2002 have been exercised or converted. Except as otherwise indicated, and subject to applicable community property and similar laws, each of the persons named has sole voting and investment power with-respect to the shares shown as beneficially owned. On March 20, 2002, 8,248,327 shares of Common Stock were outstanding.

(3) Includes an aggregate of 110,054 shares in respect of which Ms. Bernhard and Mr. Rousso have voting power. Additionally, Ms. Bernhard and Mr. Rousso each have options to purchase 100,000 and 75,000 shares of AdStar common stock at $0.81 and $0.60 per share, respectively, exercisable within 60 days.

(4) Consists of options to purchase 33,333 and 75,000 shares of AdStar common stock, at $1.25 and $0.60 per share, exercisable within 60 days.

(5) Consist of options to purchase 3,333 and 6,667 shares of common stock of AdStar, at $1.66 and $0.875 per share, respectively, exercisable within 60 days.

(6) Consist of options to purchase 8,334 shares of common stock of AdStar, at $1.66 per share, exercisable within 60 days.

(7) Includes: (i) options to purchase 25,000 shares of common stock of AdStar, at $0.60 per share, and warrants to purchase 25,000 shares of AdStar common stock, at $1.07 per share, exercisable within 60 days; and (ii) 28,636 shares of common stock of AdStar which represents Mr. Zelnick's proportionate interest in 114,545 shares beneficially owned by a nominee of Morse, Zelnick, Rose & Lander, LLP, of which Mr. Zelnick is a member. The filing of this report shall not be construed as an admission that Mr. Zelnick is the beneficial owner of any of the shares owned by the nominee for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(8) Consists of options to purchase 25,000 shares of AdStar common stock at $.60 per share, exercisable within 60 days.

(9) Includes currently exercisable warrants held by Mr. Paulson to purchase, 1,979 and 59,000 shares of common stock at $0.75 and $9.00, respectively, as well as 205,200 shares of common stock. In addition, Mr. Paulson has control over currently exercisable warrants to purchase 22,137, 250,000 and 140,500 shares of common stock at $0.75, $1.07 and $9.00, respectively, as well as, 1,532,983 shares of common stock, all held in the name of Paulson Investment Corp.

(10) Consists of 1,443,457 shares of Series A Preferred Stock, which currently convert into Common Stock on a 1 for 1 basis.

Item 12. Certain Relationships and Related Transactions

In February 2001, AdStar satisfied the $1.1 million note bearing interest annually at a rate of 6%, held by Paulson Capital Corporation, of which Chester Paulson is the controlling shareholder, by issuing 593,483 shares of common stock to Paulson Capital Corporation in payment of principal and accrued interest totaling $1,186,966.

In January 2002, AdStar issued to Morse, Zelnick, Rose and Lander LLP, AdStar's legal counsel and of which Stephen Zelnick is a member, 114,545 shares of restricted common stock, at fair market value in full settlement of a $62,500 liability included in the year-end financial statements. Additionally, AdStar completed a private offering of 1,300,000 shares of its common stock to accredited investors, raising $650,000 in capital. In connection with this offering AdStar paid $65,000 to Paulson Investment Company, Inc., which Chester Paulson is the controlling shareholder, as part of the placement agent fees.

In March 2002, the Board of Directors approved the sale of 1,443,457 shares of our Series A Preferred Stock to Tribune Company for an aggregate purchase price of approximately $1.8 million. These shares carry a liquidation preference that includes a dividend of 7% per year available only upon liquidation and currently convert on a 1:1 basis. Shareholders of Series A Preferred Stock are entitled to vote on all matters submitted to the stockholders for vote and vote as a single class with the shareholders of our Common Stock. The holders of Series A preferred stock are entitled to one vote for each share of common issuable upon conversion.

Item 13. Exhibits and Reports on Form 8-K.

(a)**Exhibit No.**	**Description**
3.1	Certificate of Incorporation of AdStar (1)
3.1a	Amendment to Certificate of Incorporation, as filed with the Secretary of State of Delaware on July 11, 2001 (5)
3.1b	Certificate of Designation of Certificate of Incorporation as filed with the Secretary of State of Delaware on March 15, 2002 (8)
3.2	By-Laws of AdStar (1)
3.3	Agreement and Plan of Merger (1)
4.1	Specimen Stock Certificate (1)
4.2	Revised Form of Underwriter's Warrant (4)
4.3	Form of 5-year warrant issued in the Private Placement of units on April 6, 2001 (6)
4.4	Form of 5-year warrant issued in connection with the Private Placement of AdStar Common Stock during the period of October 2001 through January 2002(7)
4.5	Form of 3-year warrant issued to C.C.R.I. Corporation in connection with an agreement between it and AdStar, dated as of October 2, 2001(7)
10.1	1999 Stock Option Plan (1)
10.4	Employment Agreement between AdStar and Leslie Bernhard (1)
10.5	Employment Agreement between AdStar and Eli Rousso (1)
10.6	Memorandum of Agreement between AdStar and CareerPath.com LLC dated March 11, 1999(1)
10.7	Distribution and Service Agreement dated February 9, 1999 by and between the Company and PowerAdz (1)
10.8	Distribution and Service Agreement dated November 19, 1998 by and between AdStar and AdOne Classified Network, Inc. (1)
10.9	Agreement dated March 16, 1999 by and between James E. Mann and the Company (1)
10.10	Form of warrant to purchase 16,667 shares of Common Stock issued to Jonathan Cohen and Ronald Posner (1)

10.12 Loan and Subscription Agreement dated July 13, 1999 by and between the Company and Interequity Capital Partners L.P. (1)

10.13 Form of Subscription Agreement for 12% Convertible Subordinated Unsecured Promissory Note (1)

10.14 Form of 12% Convertible Subordinated Unsecured Promissory Note (1)

10.15 Form of Shareholders' Agreement by and among AdStar, its principal stockholders and certain investors (1)

10.16 Employment Agreement dated July 20, 1998 between Adam Left and the Company and amendment dated July 15, 1999(1)

10.17 Employment Agreement dated as of April 12, 1999 between Michael Kline and AdStar (1)

10.18 Promissory Note issued to Paulson Capital Corporation (1)

10.19 Distribution and Service Agreement dated as of September 3, 1999 by and between AdStar and Landon Media Group, Inc. (2)

10.20 Distribution and Service Agreement dated as of August 30, 1999 by and between AdStar and Career Engine (2)

10:21 Distribution and Service Agreement dated as of August 27, 1999 by and between AdStar and CareerPath.com (2)

10.22 INTENTIONALLY LEFT BLANK

10.23 Engagement Agreement, dated March 7, 2000, between RCG Capital Markets Group and AdStar (3)

10.24 First Amendment of Office Lease and Parking License Agreement, dated December 13, 1999, between TIAA Realty, Inc. and AdStar (4)

10.25 Second Amendment of Office Lease and Parking License Agreement, dated March 24, 2000, between TIAA Realty, Inc. and AdStar (3)

10.26 Employment Agreement between AdStar and Jeffrey Baudo.(9)

10.27 Letter Agreement between Company and Paulson Capital Corporation for the satisfaction of outstanding principal and interest due on $1.1 million note bearing interest at 6% per annum, dated October 21, 1999.(9)

10.28 Copy of Agreement, among Company and certain accredited investors, dated April 6, 2001 (9)

10.29 Series A Preferred Stock Purchase Agreement, dated March 18, 2002, by and between AdStar, Inc. and Tribune Company.(8)

10.30 Software Development and Deployment Agreement, dated March 18, 2002, by and between AdStar, Inc. and Tribune Company.(8)

10.31 Registration Rights Agreement, dated March 18, 2002, by and between AdStar, Inc. and Tribune Company.(8)

10.32 Governance Agreement, dated March 18, 2002, by and among AdStar, Inc., Leslie Bernhard, Eli Rousso and Tribune Company.(8)

23.1 Consent of Independent Accountants *

Notes to exhibits

* Filed herewith

(1) Filed as an exhibit with the same number to Registration Statement No. 333-84209, and incorporated herein by reference.

(2) Filed as an exhibit with the same number to Registration Statement No. 333-90649 and incorporated herein by reference.

(3) Filed as an exhibit with the same number to Quarterly Report on Form 10QSB for the period ended March 31, 2000 and incorporated herein by reference.
(4) Filed as an exhibit with the same number to Registration Statement No. 333-43408 and incorporated herein by reference.
(5) Filed as an exhibit to Quarterly Report on Form 10QSB for the period ended September 30, 2001 and incorporated herein by reference.
(6) Filed on May 10, 2001 as an exhibit to Registration Statement No. 333-60664 and incorporated herein by reference.
(7) Filed on January 24, 2002 as an exhibit to Registration Statement No. 333-81338 and incorporated herein by reference.
(8) Filed on March 25, 2002 as an exhibit to the Current Report on Form 8-K filed and incorporated herein by reference.
(9) Filed as an exhibit to the Annual Report on Form 10KSB for the period ended December 31, 2000 and incorporated herein by reference.

(b) AdStar filed a Current Report on Form 8-K on March 25, 2002 in accordance with Item 5 of such report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AdStar, Inc.

By: /s/Leslie Bernhard

Leslie Bernhard,
President and Chief Executive Officer

Date: April 19, 2002

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on April 19, 2002.

Signature	Title
Principal Executive Officer	
/s/ Leslie Bernhard Leslie Bernhard	President and Chief Executive Officer and Director
Principal Financial Officer	
/s/ Cris Hopkins Cris Hopkins	Acting Chief Financial Officer
Directors	
/s/ Eli Rousso Eli Rousso	Director
/s/ Jeffrey Baudo Jeffrey Baudo	Director

Index To Financial Statements

Report of Independent Accountants

To the Board of Directors and Stockholders of AdStar, Inc.:

In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of AdStar, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
February 22, 2002 except for the subsequent events
described in Note 9, as to which the
date is March 15, 2002

AdStar, Inc.
Balance Sheets
As of December 31, 2000 and 2001

	2000	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 1,606,999	$ 411,539
Restricted cash	100,000	45,457
Accounts receivable, net of allowance for doubtful accounts of $73,000 and $15,000	227,144	210,370
Prepaid and other current assets	154,648	174,387
Total current assets	2,088,791	841,753
Property and equipment, net	1,616,163	1,917,778
Intangible assets, net	124,383	86,835
Other assets	34,571	24,863
Total assets	$ 3,863,908	$ 2,871,229
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 298,547	$ 416,735
Accrued expenses	542,868	446,628
Deferred revenue	165,304	153,213
Notes payable	1,100,000	—
Capital lease obligations	15,009	5,162
Total current liabilities	2,121,728	1,021,738
Capital lease obligations	45,594	8,473
Total liabilities	2,167,322	1,030,211
Commitments and contingencies (Note 8)	—	—
Stockholders' equity:		
Preferred stock, par value $0.0001; authorized 5,000,000 shares; none issued and outstanding	—	—
Common stock, par value $0.0001; authorized 20,000,000 shares; issued and outstanding 5,217,119 at December 31, 2000 and 7,729,851 at December 31, 2001	522	773
Additional paid-in capital	8,849,241	10,843,795
Deferred compensation	(28,239)	—
Shareholder receivable	(49,006)	(43,120)
Accumulated deficit	(7,075,932)	(8,960,430)
Total stockholders' equity	1,696,586	1,841,018
Total liabilities and stockholders' equity	$ 3,863,908	$ 2,871,229

The accompanying notes are an integral part of these financial statements.

AdStar, Inc.
Statements of Operations
For Each of the Three Years
in the Period Ended December 31, 2001

	1999	2000	2001
Net revenues	$ 1,453,821	$ 1,374,697	$ 2,080,612
Cost of revenues	881,803	972,679	805,964
Gross profit	572,018	402,018	1,274,648
Selling expense	691,492	1,428,574	656,349
Administrative expense	1,335,121	2,269,331	1,881,957
Development costs	904,009	1,386,518	639,503
Abandoned offering expenses, net	171,854	—	—
Loss from operations	(2,530,458)	(4,682,405)	(1,903,161)
Interest income (expense), net	(333,464)	58,763	23,871
Loss before taxes	(2,863,922)	(4,623,642)	(1,879,290)
Provision for income taxes	(800)	(5,167)	(5,208)
Net loss	$ (2,864,722)	$ (4,628,809)	$ (1,884,498)
Loss per share - basic and diluted	$ (1.90)	$ (1.34)	$ (0.30)
Weighted average number of shares - basic and diluted	1,510,093	3,452,619	6,373,037

The accompanying notes are an integral part of these financial statements.

AdStar, Inc.
Statements of Stockholders' Equity
For Each of the Three Years
in the Period Ended December 31, 2001

	Common Stock		Additional Paid-In Capital	Shareholder Receivable	Deferred Compensation	Accumulated (Deficit)	Total Stockholders' Equity (Deficit)
	Shares	Amount					
Balance, December 31, 1998	1,479,664	$ 28,300	—	—	—	$ (224,304)	$ (196,004)
Net loss	—	—	—	—	—	(2,864,722)	(2,864,722)
Repurchase of option	—	—	—	—	—	(447,935)	(447,935)
Reclassification of deficit due to termination of S corporation election	—	—	$ (1,094,611)	—	—	1,094,611	—
Warrants issued for services	—	—	146,600	—	—	—	146,600
Contribution of common stock	(63,848)	(6)	6	—	—	—	—
Net proceeds from initial public offering	1,150,000	115	5,390,526	—	—	—	5,390,641
Re-incorporation in Delaware and change in par value	—	(28,152)	28,152	—	—	—	—
Dividends	—	—	—	—	—	(4,773)	(4,773)
Conversion of redeemable common stock	22,534	2	137,534	—	—	—	137,536
Conversion of convertible notes and accrued interest	231,914	23	1,104,944	—	—	—	1,104,967
Receivable from shareholder	—	—	—	$ (35,056)	—	—	(35,056)
Balance, December 31, 1999	2,820,264	282	5,713,151	(35,056)	—	(2,447,123)	3,231,254
Net loss	—	—	—	—	—	(4,628,809)	(4,628,809)
Net proceeds from secondary public offering	2,300,000	230	2,750,251	—	—	—	2,750,481
Common stock issued for license agreement	67,796	7	99,993	—		—	100,000
Common stock issued for services	29,059	3	128,439	—	$ (32,000)	—	96,442
Stock options issued for service	—	—	157,407	—	(157,407)	—	—
Amortization of deferred compensation	—	—	—	—	161,168	—	161,168
Loan to shareholder, net	—	—	—	(13,950)	—	—	(13,950)
Balance, December 31, 2000	5,217,119	522	8,849,241	(49,006)	(28,239)	(7,075,932)	1,696,586
Net loss	—	—	—	—	—	(1,884,498)	(1,884,498)
Net proceeds from private offerings	1,800,000	180	693,414	—	—	—	693,594
Common stock issued for services	119,249	12	89,508	—	—	—	89,520
Warrants issued for services	—	—	24,725	—	—	—	24,725
Amortization of deferred compensation	—	—	—	—	28,239	—	28,239
Conversion of debt to equity	593,483	59	1,186,907	—	—	—	1,186,966
Shareholder payment, net	—	—	—	5,886	—	—	5,886
Balance, December 31, 2001	7,729,851	$773	$10,843,795	($43,120)	$ —	($8,960,430)	$1,841,018

The accompanying notes are an integral part of these financial statements.

AdStar, Inc.
Statements of Cash Flows
For Each of the Three Years
in the Period Ended December 31, 2001

	1999	2000	2001
Cash flows from operating activities:			
Net loss	$ (2,864,722)	$ (4,628,809)	$ (1,884,498)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	91,426	191,765	366,212
Amortization of debt discount	137,536	—	—
Amortization of license fees	—	16,666	—
Stock based charges	146,600	257,611	142,484
Interest on convertible notes and shareholder receivable	54,967	—	5,320
Loss (gain) on disposal of equipment	—	(1,882)	94,077
Changes in assets and liabilities:			
Accounts receivable	(335,164)	233,333	16,774
Prepaids and other assets	(104,376)	18,456	(10,031)
Accounts payable	950,886	(830,268)	118,188
Accrued expenses	286,830	89,451	(17,708)
Deferred revenue	72,344	58,304	(12,091)
Net cash used in operating activities	(1,563,673)	(4,595,373)	(1,181,273)
Cash flows from investing activities:			
Purchase of property and equipment	(406,126)	(1,354,799)	(751,017)
Proceeds from disposal of equipment	—	11,974	26,661
Shareholder note receivable	(35,036)	(13,950)	9,000
Net cash used in investing activities	(441,182)	(1,356,775)	(715,356)
Cash flows from financing activities:			
Proceeds from equipment lease	—	68,303	—
(Increase) decrease to restricted cash	—	(100,000)	54,543
Proceeds from issuance of notes payable	3,000,000	—	—
Proceeds from sale of stock	26,300	—	693,594
Net proceeds from initial and secondary public offerings	5,390,641	2,750,481	—
Proceeds from secured loan	—	—	185,300
Payments toward secured loan	—	—	(185,300)
Repayment of note payable	(867,244)	(749,466)	—
Principal repayments on capital leases	(6,833)	(12,664)	(46,968)
Dividends paid	(25,523)	—	—
Net cash from financing activities	7,517,341	1,956,654	701,169
Net increase (decrease) in cash and cash equivalents	5,512,486	(3,995,494)	(1,195,460)
Cash and cash equivalents at beginning of period	90,007	5,602,493	1,606,999
Cash and cash equivalents at end of period	$ 5,602,493	$ 1,606,999	$ 411,539
Supplemental cash flow disclosure:			
Taxes paid	$ 6,300	$ 12,300	$ 4,565
Interest paid	$ 139,092	$ 80,860	$ 3,561
Noncash investing and financing activities:			
Purchase of intangible assets, cancellation of an option and repayment of accrued liability by issuance of note payable	$ 751,710	$ —	$ —
Issuance of redeemable shares in connection with note payable	137,536	—	—
Conversion of notes payable and accrued interest to Common stock	1,104,967	—	1,186,966
Purchase of license through issuance of Common stock	—	100,000	—

The accompanying notes are an integral part of these financial statements.

AdStar, Inc.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Business

AdStar, Inc. (the "Company" or "AdStar") (formerly AdStar.com, Inc. and AdStar-Services, Inc.) was incorporated in the State of New York on June 29, 1991 as an S-Corporation under the Internal Revenue Code. On August 31, 1999, the Company reincorporated in Delaware by merging the New York predecessor corporation into the Delaware corporation and issuing to each stockholder of the New York corporation, 25,303 common shares of the Delaware corporation with a par value of $0.0001 per share for each issued and outstanding share, no par value, of the New York corporation. On December 13, 1999, the Company authorized and implemented a five-for-nine reverse stock split. The share information in the accompanying financial statements has been retroactively restated to reflect the effect of the stock split. Effective July 1, 1999, the Company converted from an S-Corporation to a C-Corporation. Had the accompanying statements of operations reflected a pro forma tax provision for all periods presented, based upon pre-tax income (loss), as if the Company had been subject to C-Corporation federal and state income taxes, the net income or loss would not have been materially different from that shown.

The Company's core business has been licensing proprietary software systems and supplying the related support and maintenance. This Professional software system allows large commercial advertising agencies and corporations to directly enter classified advertisements into the publishing systems at the Company's customers, through modems on a dial-up basis. The Company's customers are principally located in the United States. In June 1999, the Company commenced offering a one-stop marketplace on the World Wide Web for advertisers to buy classified ads. This service enables advertisers to plan, schedule, compose and purchase classified advertising from many print and on-line publishers, using one interface.

In 2001, the Company formally introduced its new AdStar e-business application suite. This is an enterprise class, integrated software solution that allows print and on-line publications to electronically receive completed classified advertising copy using the Internet as the communication channel. These software solutions enable customers to expand the relationships with their customers using a single integrated platform, while increasing sales volumes at reduced costs. This suite includes an updated version of the Company's core Professional software product that utilizes the Internet as the communication channel. In addition, the Company has added an application service provider ("ASP") product that provides their customers an opportunity to generate incremental revenue from classified ad sale transactions completed on-line, while increasing the number of visitors to the customer's Web site.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Management's Plan

The accompanying financial statements have been prepared assuming the Company will have liquidity to maintain its present level of operations. The Company has incurred net losses of $2,865,000 in 1999, $4,629,000 in 2000, and $1,884,000 in 2001, and has used cash in operations of $1,564,000 in 1999, $4,595,000 in 2000 and $1,181,000 in 2001. Although the Company had cash and cash equivalents of $412,000 and an accumulated deficit of $8,960,000 as of December 31, 2001, during the first quarter of 2002, it raised $2,000,000 in equity financing arrangements, which the Company estimates will allow it to maintain its present level of operations (see Note 9).

Based on the Company's current operating plans, management believes existing cash resources, including the proceeds from the sale of the preferred stock, and cash forecasted by management to be generated by operations will be sufficient to meet working capital and capital requirements through December 31, 2002. Also, management's plans to attain profitability and generate additional cash flows include expansion of services under existing and new contracts, while containing any increase to operating expenditures necessary to accommodate this expansion. There is no assurance that management will be successful with these plans. However, if events and circumstances occur such that the Company does not meet its current operating plan as expected, and the Company is unable to raise additional financing, the Company may be required to further reduce certain discretionary spending, which could have a material adverse effect on the Company's ability to achieve its intended business objectives.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value. At times, cash balances held at financial institutions are in excess of FDIC insurance limits.

Restricted Cash

Restricted cash is comprised of an interest bearing certificate of deposit held by a financial institution as security against credit card transactions used to purchase classified ads at non-partner publications on behalf of our customers.

Concentration of Credit Risk and Major Customers

Financial instruments that potentially subject the Company to significant concentrations of credit risk are principally comprised of trade accounts receivable.

For the year ended December 31, 1999, two different customers accounted for 6% and 9% of the Company's net revenues. As of December 31, 1999, four customers, in the aggregate, accounted for 51% of the Company's accounts receivable.

For the year ended December 31, 2000, two different customers accounted for 10% and 11% of the Company's net revenues. As of December 31, 2000, six customers, in the aggregate, accounted for 59% of the Company's accounts receivable.

For the year ended December 31, 2001, three different customers accounted for 9%, 6% and 6% respectively of the Company's net revenues. As of December 31, 2001, six customers, in the aggregate, accounted for 71% of the Company's accounts receivable.

The majority of the Company's customers have historically consisted of newspapers and publishers of classified advertisements. The Company's customers on its Web site are the general public.

In October 2000, CareerBuilder.com ("CareerBuilder") acquired CareerPath.com ("CareerPath"), then the Company's largest single source of revenue generated from Internet advertiser traffic. The Company had entered into an agreement with CareerPath in 1999, and for the years ended 1999 and 2000, 1% and 11%, respectively, of the Company's net revenues were generated from ads posted by advertisers on CareerPath. In December 2000, CareerBuilder entered into an 18 month consulting arrangement with the Company that replaced the transaction revenues on the Company's Web site.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. When such items are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are relieved from the accounts and the resulting gain or loss is reflected in operations. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets. The depreciation and amortization periods by asset category are as follows:

Furniture and fixtures	7 years
Computer equipment	5 years
Computer Software	3 to 5 years
Leasehold improvements	Shorter of useful life or lease term

Maintenance and minor replacements are charged to expense as incurred while renewals and improvements are capitalized. Leasehold improvements are amortized over their estimated useful lives or the lives of the related leases, whichever is shorter.

Web site Software Development Costs

In March 2000, the Financial Accounting Standards Board's Emerging Issue Task Force ("EITF") issued EITF No. 00-2 "Accounting for Web Site Development Costs", which provides guidance with respect to capitalization of certain costs incurred in connection with Web development activities and references Statement of Financial Accounting Standards ("SFAS") No. 86 "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed". In accordance with these pronouncements, costs to establish the technological feasibility of software applications developed by the Company are charged to expense as incurred. Certain costs incurred subsequent to achieving technological feasibility are capitalized. Accordingly, the Company capitalizes a portion of the internal labor costs and external consulting costs associated with essential Web site development and enhancement activities. Costs associated with conceptual design and feasibility assessments as well as maintenance and routine changes are expensed as incurred. Capitalized costs are amortized on a straight-line basis over the estimated useful lives of the applications. In accordance with this policy, the Company has capitalized expenditures incurred to develop the new AdStar e-business application suite. At December 31, 2000 and 2001, the Company has capitalized software development costs of $1,049,000 and $1,709,000, respectively, with associated accumulated amortization of $81,000 and $272,000, respectively.

Intangible Assets

Intangible assets comprise trademarks, license agreements and proprietary technology and are carried at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of the intangible assets of 5 years.

Long-Lived Assets

The carrying value of long-lived assets is periodically reviewed by management and impairment losses, if any are recognized when the expected non-discounted future operating cash flows derived from such assets are less than their carrying value.

Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable, deferred revenue, notes payable and accrued expenses are carried at cost which approximates their fair value because of the short-term maturity of these instruments.

Revenue Recognition

The Company derives revenue from several products and services as follows:

Technology services revenue – The Company receive revenue from technology service contracts that generally contain multiple elements such as software customization services, monthly fees and post-contract customer support (PCS). Revenue from these arrangements is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition", and SOP 98-9, "Software Revenue Recognition with Respect to Certain Transactions". Accordingly, revenue is allocated to each element within the contract based on the relative fair values of those elements using vendor specific objective evidence. Revenue from monthly fees and PCS under software maintenance arrangements is based upon renewal rates and is recognized ratably over the term of the arrangement. Revenue from software customization services is recognized as the services are performed, using a percentage of completion methodology based on labor hours. The Company also provides customization services at the customers' request and recognizes revenue as the services are performed, using a percentage of completion methodology based on labor hours.

Areas requiring management's judgment includes revenue recognition and cost estimation on the fixed fee software customization element of the contracts. Revenue is recognized on these contracts using a percentage-of-completion methodology, based upon labor input measures and an estimate of time to completion. Monthly, technical management reviews the estimate of labor hours required to complete the customization and the effect of any change in estimate is reflected in the period in which the change is first known. Such changes in estimates have not been material to our quarterly results of operation. The corresponding cost of revenue charge is derived based upon the same labor input measurements and our existing cost structure. If the Company does not accurately estimate the resources required under the contract or the scope of the work to be performed, or if the Company does not manage its projects properly within the prescribed timeframe, future margins may be significantly and adversely affected. If increases in projected costs-to-complete are sufficient to create a loss contract, the entire estimated loss is charged to operations in the period the loss first becomes known. The complexity of the estimation process and uncertainties inherent in software customization activities may affect the percentages derived under the percentage-of-completion accounting method, which in turn may affect the amounts reported in the financial statements.

ASP revenue – The Company receives revenue from providing an application service provider ("ASP") product that allows customers to use the Company's software applications on a "shared system" over the Internet. This technology is a publisher-specific ad-taking Web site service that offers visitors to a newspaper's Web page the opportunity to buy classified ads, for both the print and/or on-line editions of the newspaper, in real-time, on a 24/7 basis. The Company receives monthly fees for hosting the transactions and providing customer support, and recognizes the fees ratably over the contract period.

Web site revenue – The Company receives revenue from fees charged to customers who transact business on the Advertise123.com Web site. This site permits the general public to plan, schedule, compose and purchase advertising from many print and on-line publishers. Under the guidance provided by the Securities Exchange Commission Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition" and the Emerging Issues Task Force ("EITF") Abstract No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent" ("EITF 99-19"), the Company is, in substance, acting as an agent for the publishers and therefore recognizes as revenue only the net fees realized on the transactions. The Company recognizes revenues on a per-transaction basis when the ad is placed through their system and collection from the customer is probable.

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the period in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amounts expected to be realized.

Advertising Costs

The Company expenses the costs of advertising in the periods in which those costs are incurred. Advertising expense was approximately $73,000, $310,000 and $76,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding plus the number of additional common shares that would have been outstanding if all dilutive potential common shares had been issued, using the treasury stock method. Potential common shares are excluded from the computation when their effect is antidilutive.

For the years ended December 31, 1999, 2000 and 2001, diluted earnings (loss) per share does not include 1,727,769, 2,053,505 and 2,643,461, respectively, of options and warrants to purchase common stock, as their inclusion is antidilutive.

Comprehensive Income

The Company discloses comprehensive income in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income". This statement establishes standards for reporting and disclosing comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders' equity (deficit) during the period except those resulting from investments by, or distributions to, stockholders. The Company has no other comprehensive income items and, accordingly, net income (loss) equals comprehensive income (loss) for all periods presented.

Segment Reporting

The Company determines and discloses its segments in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which uses a "management" approach for determining segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of a company's reportable segments. SFAS No. 131 also requires disclosures about products or services, geographic areas and major customers. The Company's management reporting structure provides for only one reportable segment and accordingly, no separate segment information is presented.

Accounting for Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and has elected the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's stock for financial reporting purposes and the exercise price of the option. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") 96-18.

Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year presentation.

3. Property and Equipment

Property and equipment consisted of the following at December 31:

	2000	2001
Computer equipment and software development	$ 1,798,788	$ 2,469,404
Furniture and fixtures	108,574	56,106
Leasehold improvements	27,848	30,187
	1,935,210	2,555,697
Less: Accumulated depreciation and amortization	(319,047)	(637,919)
Net property and equipment	$ 1,616,163	$ 1,917,778

Computer equipment and Furniture and Fixtures include equipment held under capital leases of $18,000 and $3,000, respectively. Furniture held under a capital lease with an original value of $47,000 was sold in March 2001, with proceeds paid toward the lease principal. Accumulated depreciation and amortization includes amortization of computer equipment and furniture and fixtures held under capital leases of approximately $10,000, $7,400, and $4,200 for the years ended December 31, 1999, 2000 and 2001, respectively. Depreciation and amortization expense for the years ended December 31, 1999, 2000 and 2001 was approximately $59,000, $153,000 and $327,000, respectively.

4. Intangible Assets

Intangible assets are comprised of the following at December 31:

	2000	2001
Cost	$196,032	$197,858
Less: Accumulated amortization	(71,649)	(111,023)
	$124,383	$ 86,835

In March 1999, the Company repurchased the technology, related intellectual property and software rights related to the AdStar technology for $752,000. The Company formerly licensed these assets from the seller. As part of the transaction, the seller also sold its option to purchase 15% of the Company's common stock back to the Company. The net purchase price of approximately $643,000 has been allocated to the technology, related intellectual property and software rights and the option based on their relative fair values. The amount ascribed to the option of approximately $447,000 has been recorded as an increase to stockholders' deficit. The amount ascribed to the technology, related intellectual property and software rights of approximately $196,000 is being amortized over the estimated useful economic life of 5 years.

5. Notes Payable and Bank Debt

On October 21, 1999, the parent company of Paulson Investment Company, the underwriter in the Company's initial public offering, Paulson Capital Corporation, lent the Company $1,100,000 evidenced by a promissory note due on October 21, 2001 bearing interest at 6% per annum payable at maturity. On February 16, 2001, the note and related accrued interest was converted to 593,483 shares of common stock.

In September 1999, a proposed public offering of the Company's securities was declared effective but did not close. On October 21, 1999, in full settlement of the Company's claims, if any, against Paulson Investment Company, the representative of the underwriters in that offering, the Company received $500,000 for the reimbursement of expenses incurred in connection with the offering. During the year ended December 31, 1999, the Company incurred approximately $672,000 of expenses related to the abandoned offering. The actual expenses incurred have been recorded net of the reimbursement in the statement of operations for the year ended December 31, 1999.

On October 23, 2001, the Company entered into a loan and security agreement with a financial institution to establish a line of credit. The maximum revolving credit line is $500,000 and is secured by the Company's accounts receivable. The Company was able to borrow up to 80% of the eligible accounts receivable as defined in the terms of the agreement. Interest was payable on the balance at a rate of 3 percentage points above the Prime Rate. As of December 31, 2001, there were no amounts outstanding under the line of credit, and this line of credit agreement was terminated effective February 27, 2002.

6. Income Taxes

Prior to June 30, 1999, the Company was taxed as an S-Corporation. Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components for the Company's deferred taxes at December 31, consisted of the following:

	2000	2001
Deferred tax assets:		
Net operating loss carryforwards	$ 2,385,000	$3,160,000
Depreciation and amortization	19,000	—
Deferred revenue	34,000	58,000
Other	87,000	35,000
Less: Valuation allowance	(2,525,000)	(3,148,000)
Net deferred tax asset	$ —	$ 105,000
Deferred tax liability		
Depreciation and amortization	—	(105,000)
Net deferred tax	$ —	$ —

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Based upon the level of historical losses and projections of future taxable income over the periods in which the deferred tax assets are deductible, a full valuation allowance has been provided as management believes that it is more likely than not, based upon available evidence, that the deferred tax assets will not be realized.

As of December 31, 2000 and 2001, the Company has federal net operating loss carryforwards of approximately $6,212,000 and $8,225,000, respectively. As of December 31, 2000 and 2001, the Company has state net operating loss carryforwards of approximately $3,106,000 and $4,109,000, respectively. The federal and state net operating loss carryforwards will begin to expire in 2019 and 2004, respectively. The Company's ability to utilize net operating loss carryforwards may be limited in the event that a change in ownership, as defined in the Internal Revenue Code, occurs in the future.

The provision for income taxes for the years ended December 31, 2000 and 2001 differs from the amount that would result from applying the federal statutory rate as follows:

	2000	2001
Statutory regular federal income tax rate	(34.0%)	(34.0%)
Change in valuation allowance	34.6%	33.1%
State taxes, net of federal benefit	(3.3%)	(3.0%)
Other	2.6%	4.2%
	(0.1%)	(0.3%)

7. Capitalization

Preferred Stock

Under the Company's certificate of incorporation, the Board of Directors is authorized, subject to certain limitations, to issue up to an aggregate of 5,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, with each series having different rights, preferences and designations relating to dividends, conversion, voting, redemption and other features. No shares of preferred stock had been issued at December 31, 2000 and 2001.

Common Stock

In June 2001, the shareholders approved an increase to the number of authorized shares of the Company's common stock from 10,000,000 to 20,000,000.

In December 1999, the Company established a vendor compensation plan whereby it may compensate vendors who are accredited investors, as defined under Rule 215 of the Securities Act of 1933, in shares of its common stock in lieu of cash. Under the plan, 400,000 shares are available for issuance. During 2000 and 2001, 97,000 and 119,000 shares, respectively, were issued to vendors under the plan relying upon the exemptions under Sections 4(2) and 4(6) of the Securities Act of 1933 and which represented compensation of $192,000 and $90,000, respectively. In addition, warrants to purchase 50,000 shares at $1.50 per share and 50,000 shares at $2.00 per share were issued to a vendor. The Black-Scholes value of these warrants was $25,000. The vendors have taken the shares for investment.

The Company completed its initial public offering in December 1999 and raised net proceeds of $5,391,000, through the issuance of 1,150,000 units, consisting of one share and one warrant to purchase one share of the Company's common stock. The units traded for 30 days, after which the shares and warrants traded separately. In September 2000, the Company completed a secondary public offering and raised net proceeds of approximately $2,750,000, through the issuance of 2,300,000 shares of common stock.

In February 2001 the Company issued 593,483 common shares to satisfy a note, dated October 21, 1999, in full payment of principal and accrued interest totaling $1,186,966. In April 2001, the Company completed a private offering and raised net proceeds of approximately $328,000 through the issuance of 400,000 units comprising two shares of the Company's authorized but unregistered common stock and one warrant to purchase an additional share of common stock at a per share price of $1.07. In October 2001, the Company initiated a private placement offering of up to 1,300,000 shares of the Company's authorized but unregistered common stock at $0.50 per share. Through December 31, 2001, the Company had raised gross proceeds of $500,000, of the planned $650,000, with the remaining investment raised in January 2002.

Stock Options

In 1999, the Board of Directors adopted the 1999 Stock Option Plan (the "Plan") in order to attract and retain officers, other key employees, consultants and non-employee directors of the Company. An aggregate of 500,000 shares of common stock has been authorized for issuance under the Plan.

The Plan provides for issuance of nonqualified and incentive stock options to officers, key employees, consultants and non-employee directors to the Company. Each nonqualified stock option shall have an exercise price not less than 100% of the fair value of the common stock on the date of grant, unless as otherwise determined by the committee that administers the Plan. Incentive stock options shall have an exercise price equal to or greater than the fair value of the common stock on the date of grant provided that incentive stock options granted to a 10% holder of the Company's voting stock shall have an exercise price equal to or greater than 110% of the fair market value of the common stock on the date of grant. Each option generally has a term of five to ten years from the date of grant unless otherwise determined by the committee that administers the Plan. All options granted in 1999, 2000 and 2001 have a five-year term.

Upon the occurrence of a change in control, as defined in the Plan, each option granted under the Plan shall thereupon become fully vested and exercisable.

The following table summarizes activity under the Plan for the years ended December 31, 1999, 2000 and 2001:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 1998	—	—
Granted	327,768	$ 5.73
Outstanding at December 31, 1999	327,768	$ 5.73
Granted	83,044	$ 3.56
Exercised	—	—
Forfeited	(30,642)	$ 6.28
Outstanding at December 31, 2000	380,170	$ 5.21
Granted	388,026	$ 0.94
Exercised	—	—
Forfeited	(299,737)	$ 5.35
Outstanding at December 31, 2001	468,459	$ 1.58
Options exercisable at December 31, 2001	287,586	$ 1.60
Options available for future grant	31,541	
Weighted average fair value of options granted in 2001		$ 0.87
Weighted average fair value of options granted in 2000		$ 2.01

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding at December 31, 2001			Options Exercisable at December 31, 2001	
Range of Exercise Price	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Shares Exercisable	Weighted Average Exercise Price
$0.00 - $0.99	276,288	4.41	$0.82	234,523	$0.82
$1.00 - $2.99	141,500	3.99	$1.36	13,835	$1.53
$3.00 - $5.99	12,075	2.59	$5.07	10,075	$4.91
$6.00 - $7.20	38,596	2.76	$6.73	29,153	$6.75
	468,459			287,586	

In January 2002, options to purchase 450,000 shares of common stock, vesting ½ immediately and ½ vesting in January 2003, were granted outside the Plan to four employees. In March 2002, options to purchase 5,000 shares of common stock included in the Plan were granted to one employee. In January 2002, options to purchase 20,931 shares of common stock were forfeited due to employment terminations.

Fair Value Disclosures

Prior to the Company's initial public offering, the fair value of each option grant was determined on the date of grant using the minimum value method. Subsequent to the Company's initial public offering, the fair value of each option grant was determined using the Black-Scholes option-pricing model. The Company calculated the fair value of each option granted on the date of grant using the minimum value method or Black-Scholes model as prescribed by SFAS No. 123 using the following assumptions:

	Year Ended December 31,	
	2000	2001
Risk-free interest rate	5.87%	1.75%
Expected lives (years)	3.5	3.5
Dividend yield	0.0%	0.0%
Expected volatility	75.0%	190.0%

The Company has adopted the disclosure only provisions of SFAS No. 123. If compensation cost associated with the Company's stock-based compensation plan had been determined using the fair value prescribed by SFAS No. 123, the Company's net loss for 2000 and 2001 would have increased to the pro forma amounts indicated below:

		Year Ended December 31,		
		1999	2000	2001
Net loss -	as reported	$ (2,864,722)	$ (4,628,809)	$ (1,999,507)
	pro forma	$ (2,942,893)	(4,751,684)	(2,056,804)
Loss per share -	as reported	$ (1.90)	$ (1.34)	$ (0.30)
	pro forma	$ (1.95)	$ (1.38)	$ (0.31)

Because additional stock options are expected to be granted each year, the above pro forma disclosures are not representative of pro forma effects on reported financial results for future years.

Warrants

The following table summarizes the outstanding warrants to purchase common stock at December 31, 2001:

Number	Exercise Price	Expiration Date
50,001	$6.00	June 2002 – December 2002
50,000	$1.50	October 2004
50,000	$2.00	October 2004
1,150,000	$9.00	December 2004
200,000	$7.20	December 2004
25,000	$10.00	March 2005
33,334	$1.66	September 2005
200,000	$1.80	September 2005
16,667	$0.87	March 2006
400,000	$1.07	April 2006

Shareholder receivable

The Company has a loan outstanding to the President and Chief Executive Officer in the amount of $49,006, and $43,120 at December 31, 2000 and 2001, respectively. The loan bears interest at the prime rate and is secured by shares of the Company's common stock.

8. Commitments and Contingencies

Operating and Capital Lease Commitments

The Company has certain noncancelable operating lease obligations for office space and equipment, and capital lease obligations for computer equipment and office furniture. The operating leases are for office space located in New York, California, and New Jersey and expire through November 2005. The leases contain certain escalation clauses based on certain charges that the landlords of the properties may incur over the base year, as defined in the lease agreements.

In June 2001, the Company assigned the lease for its New Jersey office to a third party, whereby that party would be primarily responsible and the Company would be secondarily liable for lease payments through the end of the lease agreement.

Future minimum lease payments under the noncancelable operating and capital leases as of December 31, 2001 are as follows:

Years Ending December 31,	Operating Leases	Capital Leases
2002	$ 176,850	$ 6,543
2003	253,088	6,543
2004	250,696	2,726
2005	73,828	—
Total minimum obligations	$ 754,462	15,812
Less: Amounts representing interest		(2,177)
Present value of minimum obligations		13,635
Less: Current portion		(5,162)
Non-current portion		$ 8,473

Rent expense for the years ended December 31, 1999, 2000 and 2001 was approximately $78,100, $223,700 and $181,100, respectively, including month-to-month rentals. Through June 1999, the Company subleased a portion of its office space to a third party on a month-to-month basis. Beginning in March 2001, the Company entered in an agreement to sub-lease a portion of its office space to a third party for $10,750 per month for an 18-month period. For the years ended December 31, 1999, 2000 and 2001, the Company received approximately $7,600, $0 and $107,500, respectively, of sublease income.

Employment Agreements

The Company entered into employment agreements with three officers of the Company. Under each agreement, employment may be terminated by the Company with cause or by the executive with good reason. Termination by the Company without cause, or by the executive for good reason, would subject the Company to liability for liquidated damages in an amount equal to the terminated executive's base salary for the remaining term of his or her employment agreement or 12 months, whichever is greater.

License Agreement

In April 1996, the Company entered into an exclusive license agreement with a software company that developed the facsimile technology available as a feature within the Company's historical software product. This agreement provides that the Company pays royalties of up to 50% of net revenues generated by the Company on license fees, implementation fees and maintenance fees. This agreement is for an initial term of 20 years, though it can be terminated by the Company upon six months' notice or by the software company in certain circumstances. For the year ended December 31, 1999, 2000 and 2001, the Company paid royalties of approximately $17,000, $57,000 and $31,000, respectively.

9. Subsequent Events

In January 2002, AdStar issued to Morse, Zelnick, Rose and Lander LLP, AdStar's legal counsel, 114,545 shares of restricted common stock, at fair market value in full settlement of a $62,500 liability included in the year-end financial statements. In January 2002, the Company sold an additional 300,000 shares of common stock at a price of $0.50 per share. These shares were sold as part of a 1,300,000 share private placement made pursuant to Sections 4(2) and 4(6) of the Act, of which 1,000,000 were sold prior to December 31, 2001. In connection with this offering the Company issued warrants to purchase 130,000 shares of its common stock, at a per share price equal to 110% of the closing price of the stock on January 17, 2002, as part of the placement agent fees. The warrants expire on January 16, 2007.

On February 1, 2002, AdStar sold to an accredited investor 100,000 shares of its common stock at a price per share equal to 85% of its per share closing price on January 31, 2002 ($0.50). In connection with this sale the Company issued warrants to purchase 10,000 shares of its common stock, at a per share price equal to 110% of the closing price of the stock on January 17, 2002, as part of the placement agent fees. The warrants expire on January 31, 2007.

In March 2002, the Board of Directors approved the sale of 1,443,457 shares of Series A Preferred Stock to the Tribune Company for an aggregate purchase price of $1.795 million. These shares carry a liquidation preference that includes a dividend of 7% per year available only upon liquidation and currently convert on a 1:1 basis. Shareholders of Series A preferred stock are entitled to vote on all matters submitted to the stockholders for vote, voting as a single class with the Common. The holders of Series A preferred stock are entitled to one vote for each share of common issuable upon conversion. Simultaneously with the sale of Series A Preferred shares, the Company entered into a service agreement with CareerBuilder, Inc. (an affiliate of Tribune). Under this agreement, AdStar will customize its ASP software applications specifically to work in conjunction with Tribune owned and operated newspapers and the CareerBuilder.com Web site network, in exchange for future monthly hosting revenue and processing fees. Management is currently assessing the impact this transaction will have on the Company's financial statements.

ADSTAR, INC.
EXHIBITS TO
ANNUAL REPORT ON FORM 10-KSB/A
FOR THE YEAR ENDED
DECEMBER 31, 2001

EXHIBIT 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the registration Statements on forms S-3 (No.'s 333-60664 and 333-81338) of AdStar, Inc. of our report dated February 22, 2002 except for the subsequent events described in Note 9, as to which the date is March 15, 2002, relating to the financial statements, which appears in this Form 10-KSB/A.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

April 19, 2002

Corporate Information

<u>AdStar, Inc.</u>

Corporate Headquarters
AdStar, Inc.
4553 Glencoe Avenue, Suite 325
Marina del Rey, California 90292

BOARD OF DIRECTORS

Corey E. Shaker
President and Chief Operating Officer
Hometown Auto Retailers, Inc.

Stephen. A. Zelnick
Partner
Morse, Zelnick, Rose & Lander

Leslie Bernhard
President, Chief Executive Officer
AdStar, Inc.

Eli Rousso
Executive Vice President,
Chief Technology Officer,
Secretary, Treasurer
AdStar, Inc.

Jeffrey Baudo
Senior Vice President,
Chief Operating Officer
AdStar, Inc.

CORPORATE OFFICERS

Leslie Bernhard
President, Chief Executive Officer

Eli Rousso
Executive Vice President,
Chief Technology Officer,
Secretary, Treasurer

Jeffrey Baudo
Senior Vice President,
Chief Operating Officer

Anthony J. Fidaleo
Vice President, Finance and
Chief Financial Officer

Annual Meeting
AdStar, Inc. will conduct its annual meeting of shareholders on Thursday September 12, 2002 at 10 AM. at its Corporate Headquarters at 4553 Glencoe Avenue, Marina del Rey, California 90292

Common Stock Data
Traded: NASDAQ Stock Market
Symbol ADST, ADSTW

Transfer Agent and Registrar
American Stock Transfer and Trust Company. New York, New York

Independent Accountants
PriceWaterhouseCoopers LLP
Los Angeles, California

Legal Counsel
Morse, Zelnick, Rose & Lander LLP
New York, New York

Investor Relations
For additional copies of this report or other financial information about AdStar, Inc. please contact:

CCRI Corporation
Malcolm McGuire
3104 E. Camelback Rd., #539
Phoenix, Arizona 85016
(480) 451-8646

Internet Address
<u>www.adstar.com</u> to reach the AdStar home page

AdStar
INCORPORATED

4553 Glencoe Avenue Suite 325 Marina del Rey, CA 90292 www.adstar.com